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EXHIBIT 99.1

Second Quarter 2011 Report to Shareholders for the period ended June 30, 2011

SECOND QUARTER 2011
Report to shareholders for the period ended June 30, 2011

Suncor Energy second quarter results

All financial figures are unaudited and in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, unless noted otherwise. Certain financial measures referred to in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor's Management's Discussion and Analysis, dated July 26, 2011 (the MD&A).

Suncor Energy Inc. recorded second quarter 2011 net earnings of $562 million ($0.36 per common share), compared to net earnings of $540 million ($0.35 per common share) for the second quarter of 2010.

Operating earnings (1), which are adjusted for significant items that are not indicative of operating performance, increased to $980 million ($0.62 per common share) in the second quarter of 2011 from $839 million ($0.54 per common share) in the second quarter of 2010. The increase in operating earnings compared to the second quarter of 2010 was primarily due to higher price realizations for crude oil and strong refining margins, partially offset by lower upstream production volumes.

Cash flow from operations (1) was $1.982 billion ($1.26 per common share) in the second quarter of 2011, compared to $1.770 billion ($1.13 per common share) in the second quarter of 2010. The increase in cash flow from operations was primarily due to the same factors that impacted operating earnings.

Suncor's total upstream production during the second quarter of 2011 averaged 460,000 barrels of oil equivalent per day (boe/d), compared to 633,900 boe/d during the second quarter of 2010. Second quarter production volumes are in line with management expectations, reflecting the divestiture of non-core assets, significant planned maintenance at the company's oil sands facilities and the shut-in of production in Libya. The company's annual production outlook remains unchanged from targets released in early May.

(1)
Non-GAAP financial measures. See page 4 for a reconciliation of net earnings to operating earnings. Return on capital employed excludes capitalized costs related to major projects in progress. See the Advisories section on page 5.

Production volumes from Suncor's Oil Sands business (excluding the company's proportionate production share from the Syncrude joint venture) decreased during the second quarter of 2011, averaging 243,400 barrels per day (bpd), compared with second quarter 2010 production of 295,500 bpd, due primarily to planned maintenance.

"With major maintenance at our oil sands operations successfully behind us, we're looking toward a strong second half to the year and steady production through 2012," said Rick George, president and chief executive officer.

Cash operating costs (1) for Oil Sands (excluding Syncrude) increased to $51.00 per barrel in the second quarter of 2011, compared to $35.70 per barrel during the second quarter of 2010. The increase is a reflection of both higher overall cash costs and the impact of largely fixed cash operating costs being spread over a smaller production volume as a result of planned maintenance at our oil sands facilities.

Suncor's proportionate share of production from the Syncrude joint venture contributed an average of 33,800 bpd of production during the second quarter of 2011 compared to 38,900 bpd in the same quarter of 2010.

The Exploration and Production (E&P) business contributed 182,800 boe/d of production in the second quarter of 2011 compared to 299,500 boe/d in the same period of 2010. The production decrease primarily reflected the divestiture of non-core assets over the past year, which had contributed incremental production of approximately 60,000 boe/d in the second quarter of 2010, the shut-in of production in Libya and operational issues at Terra Nova and Buzzard.

In Suncor's downstream Refining and Marketing (R&M) business, total refined product sales averaged 83,900 cubic metres per day (m 3/d) during the second quarter of 2011 compared to 89,000 m 3/d in the second quarter of 2010. While the company conducted planned maintenance events at three of its four refineries during the quarter, prices for refined products and high refining margins continued to support strong earnings from the R&M business.

Strategy and Operational Update

Suncor continues to move forward on its ten-year growth strategy outlined in December 2010. In support of this strategy, growth spending in the second quarter was primarily focused on expansion of the company's in situ oil sands operations, ongoing construction of a new oil sands hydrotreating unit and implementation of new tailings reclamation technology across existing oil sands mining operations.

In Suncor's in situ oil sands operations, Firebag Stage 3 achieved first oil in early July. Steam is expected to be injected into two additional well pads by the end of the third quarter of 2011. Production volumes from Stage 3 are expected to ramp up over approximately the next 24 months toward target capacity of 62,500 bpd of bitumen. In addition, in July of 2011, the company started production at Firebag facilities from infill wells, which are designed to reduce steam-oil ratios from existing well pads in Stages 1 and 2.

"Stage 3 is the foundation of future development at Firebag," said George. "While the restart of construction and the size of the project presented some challenges, much of the critical infrastructure is now in place for three additional stages to be developed over the next decade. These future stages are expected to be completed at a significantly lower cost."

The construction of infrastructure, central plant and cogeneration facilities, and two well pads continues on Firebag Stage 4. The company expects to begin production from the Stage 4 expansion late in the first quarter of 2013. Stage 4 also has a planned capacity of 62,500 bpd of bitumen.

Suncor's E&P business entered into agreements to dispose of certain non-core asset packages from its North America Onshore (NAO) operations for net proceeds of $168 million, subject to closing adjustments. All transactions have closed or are expected to close in the third quarter of 2011. The company continues to evaluate opportunities to divest additional non-core NAO assets; however, current market conditions for such dispositions are limiting the number of opportunities that meet the company's financial objectives. We do not anticipate additional divestitures of NAO assets in 2011.

(1)
Non-GAAP financial measure. See the Advisories section on page 5.

             Suncor Energy Inc.
 002    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

In E&P's North Sea operations, in late 2010, a preliminary field development plan was filed for the Golden Eagle Area Development in the United Kingdom (U.K.) portion of the North Sea, which includes stand-alone facilities designed for 70,000 boe/d of gross production. Suncor has approved investment for the company's 26.69% interest in this development, subject to the development receiving certain regulatory approvals. During the second quarter of 2011, the partners in the Golden Eagle development purchased production licences for additional offshore blocks.

In E&P's International operations, our joint venture partner, Harouge, has shut-in all Libyan production and Suncor has declared force majeure under its Exploration and Production Sharing Agreements (EPSAs) as a result of the political violence that began during the first quarter of 2011. Suncor continues to comply with the terms of all government sanctions in jurisdictions relevant to the company's operations.

The company is not certain whether it will be able to resume operations in Libya pursuant to its EPSAs, which may be terminated under certain circumstances, including an event of force majeure extending beyond two years. Based on an assessment of expected future net cash flows over a range of possible outcomes, the company recorded impairment charges of $514 million in the second quarter of 2011. After these impairments, the carrying value of Suncor's net assets in Libya at June 30, 2011 was approximately $400 million.

Suncor's operations in Libya represented approximately 1% of the company's consolidated operating earnings for the year ended December 31, 2010 and 3% of the company's consolidated assets as at December 31, 2010. As part of its normal course of operations, Suncor carries risk mitigation instruments in the aggregate amount of approximately $400 million (pre-tax) on certain foreign operations, including Libyan operations.

In Syria, which has also been subject to civil unrest, operations are ongoing. We have been monitoring the unrest carefully and are taking all necessary precautions to ensure the safety of our people, the security of the company's assets and the ongoing domestic energy supply required to meet internal Syrian demand.

In offshore East Coast Canada operations, the 15-week dockside maintenance program originally planned for Terra Nova in 2011 has been deferred until 2012 so that plans to resolve hydrogen sulphide issues may be implemented concurrently. Plans continue for Terra Nova to undergo a four-week annual maintenance outage beginning in September 2011, during which Suncor's share of production, including production from a new well completed in July 2011, is expected to be reduced by approximately 20,000 bpd.

In Suncor's renewable energy business, the company's 20-megawatt (MW) Kent Breeze wind power project in southwest Ontario commenced operations on May 12, 2011. Development of the 88-MW Wintering Hills wind power project in southern Alberta continued during the second quarter, with capital expenditures focused on the acquisition of wind turbines and the construction of plant facilities and infrastructure. The company, which holds a 70% interest in the project, expects the project to be completed in the fourth quarter of 2011.

Corporate Guidance

Suncor's outlook for total production is unchanged from previous corporate guidance; however, Suncor has updated other components of the corporate guidance that it previously issued on May 3, 2011, as follows:

	2011 Full Year Outlook May 3, 2011	2011 Full Year Outlook Revised July 28, 2011	Actual Six Months Ended June 30, 2011

Suncor Total Production (boe/d)
Production(1)	NA	520,000 – 570,000	530,100
Production – before targeted divestitures	520,000 – 570,000	NA	NA
Production – related to targeted divestitures	37,000	NA	NA

North America Onshore (mmcfe/d)
Production(1)	NA	370 – 410	406
Production – before targeted divestitures	370 – 410	NA	NA
Production – related to targeted divestitures	220	NA	NA

(1)
Under current market conditions, Suncor does not anticipate entering into further agreements to divest assets in 2011. As a result, we are now guiding to total production for the year as opposed to production before and after targeted divestitures. Divestitures representing annual production of approximately 12 million cubic foot of natural gas equivalent per day (mmcfe/d) are expected to have closed by the end of July 2011. As a result, NAO production is expected to be towards the bottom end of its range.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    003

Suncor has been advised by the operator of Buzzard to expect full production by the end of August, after cooling system repairs and the commissioning and start-up of the fourth platform are completed. Suncor will continue to monitor progress at Buzzard.

Suncor's outlook for total capital expenditures is unchanged from previous corporate guidance, except that amounts have been reallocated across the company's businesses to reflect actual expenditures over the first six months of 2011.

For further details regarding Suncor's 2011 corporate guidance, see www.suncor.com/guidance.

Operating Earnings (1)(2)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Net earnings as reported	562	540	1 590	1 319
Unrealized foreign exchange (gain) loss on United States (U.S.) dollar denominated long-term debt	(54)	330	(216)	100
(Gain) loss on significant disposals (3)	(42)	(109)	128	(313)
Impairments and write-offs (4)	514	156	514	156
Impact of income tax rate adjustments on deferred income taxes (5)	—	—	442	—
Change in fair value of commodity derivatives used for risk management, net of realizations (6)	—	(149)	—	(157)
Redetermination of working interests in Terra Nova (7)	—	8	—	16
Modification of the bitumen valuation methodology (8)	—	16	—	25
Adjustments to provisions for assets acquired through the merger (9)	—	24	—	24
Merger and integration costs	—	23	—	39

Operating earnings	980	839	2 458	1 209

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
The company has restated prior period operating earnings for the transition to International Financial Reporting Standards (IFRS) and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(3)
Significant disposals in the second quarter of 2011 consisted of non-core natural gas assets and an adjustment to proceeds from the sale of U.K. assets in the first quarter of 2011. Significant disposals in the first quarter of 2011 included the partial disposition of the company's interests in the Voyageur upgrader and Fort Hills projects and the completion of the sale of non-core assets in the U.K. portion of the North Sea. Disposals over the first six months of 2010 included substantially all of the company's natural gas assets in the U.S. Rockies and certain natural gas assets in British Columbia and Alberta.

(4)
The 2011 adjustment reflects an impairment of assets in Libya. The 2010 adjustment reflects primarily a write-off of certain Oil Sands mining and extraction equipment.

(5)
Adjustments to the company's deferred income taxes resulting from an increase in the U.K. tax rate on oil and gas profits from the North Sea.

(6)
The company adjusts net earnings for the change in fair value of significant crude oil risk management derivatives. The company also holds less significant risk management derivatives for which the company does not adjust net earnings. The company held no significant crude oil risk management derivatives during the first six months of 2011.

(7)
Adjustment resulting from the settlement reached in the fourth quarter of 2010 related to the redetermination of working interests in the Terra Nova oilfield. Operating earnings for 2010 have been restated to reflect the portion of the settlement attributable to the respective quarters.

(8)
Adjustment reflects the impact of a royalty recovery in the fourth quarter of 2010 related to the Alberta government modifying the bitumen valuation methodology calculation for the interim period from January 1, 2009 to December 31, 2010. Operating earnings for 2010 have been restated to reflect the portion of the recovery attributable to the respective quarters.

(9)
Adjustments were made for the write-off of certain unproven properties in the E&P segment, changes in the provision for the cancellation of the Montreal refinery coker project, a dry hole in Libya and other cost estimates associated with the transition to EPSAs in Libya.

             Suncor Energy Inc.
 004    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Advisories

Certain financial measures presented by Suncor – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Cash flow from operations, ROCE and Oil Sands cash operating costs are reconciled in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Certain crude oil and natural gas liquids (NGL) volumes have been converted to mmcfe of natural gas on the basis of one barrel (bbl) to six thousand cubic feet (mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) or thousands of boe (mboe) on the same basis. Any figure presented in mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or NGL to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

Unless otherwise noted, all financial information has been prepared in accordance with Canadian GAAP, using accounting policies within the framework of IFRS within Part 1 of the Canadian Institute of Chartered Accountants Handbook. In previous periods, the company prepared its Consolidated Financial Statements and interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative figures presented pertaining to Suncor's 2010 results have been restated to be in accordance with IFRS. A reconciliation of comparative figures from Previous GAAP to IFRS is provided in the notes to the unaudited interim Consolidated Financial Statements for the period ended June 30, 2011.

The Strategy and Operational Update and Corporate Guidance sections above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor's control, including those outlined in Assumptions and Risk Factors below. See also the Advisory – Forward-Looking Information section of the MD&A for the additional risks and assumptions underlying this forward-looking information.

Assumptions and Risk Factors

Assumptions for the 2011 Full Year Outlook include reliability and operational efficiency initiatives in Oil Sands that we expect will minimize unplanned maintenance in 2011. Additional assumptions for the 2011 Full Year Outlook include reservoir performance, drilling results, facility reliability and successful execution of planned maintenance events in our East Coast Canada, International and NAO operations. Factors that could potentially impact Suncor's operational outlook for 2011 include, but are not limited to:

•
Bitumen supply. Ore grade quality, unplanned maintenance of mine equipment and extraction plants, tailings storage and in situ reservoir performance could impact 2011 production targets.

•
Performance of recently commissioned facilities. Production rates while new equipment is being lined out are difficult to predict and can be negatively impacted by unplanned maintenance.

•
Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•
Planned maintenance events. Production estimates could be negatively impacted if planned maintenance events are not effectively executed.

•
Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•
Foreign operations. Suncor's foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor's operations in Syria may be constrained by political unrest.

Additional assumptions for the 2011 Full Year Outlook can be found at www.suncor.com/guidance, which assumptions are herein incorporated by reference.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    005

MANAGEMENT'S DISCUSSION AND ANALYSIS
July 26, 2011

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's June 30, 2011 unaudited interim Consolidated Financial Statements and the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2010.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and the Annual Information Form dated March 3, 2011 (the 2010 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com.

References to "we," "our," "Suncor," or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint venture investments, unless the context otherwise requires.

Table of Contents

1.	Advisories	6
2.	Second Quarter Highlights	8
3.	Suncor Overview	9
4.	Consolidated Financial Information	10
5.	Segmented Results and Analysis	16
6.	Quarterly Financial Data	33
7.	Capital Investment Update	34
8.	Financial Condition and Liquidity	37
9.	Other Items	39
10.	Non-GAAP Financial Measures Advisory	43
11.	Advisory – Forward-Looking Information	48

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 – Interim Financial Reporting, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which are within the framework of International Financial Reporting Standards (IFRS). Prior to 2011, the company prepared its Consolidated Financial Statements and interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative figures presented in this MD&A pertaining to Suncor's 2010 results have been restated to be in accordance with IFRS. A reconciliation of comparative figures from Previous GAAP to IFRS is provided in the notes to the June 30, 2011 unaudited interim Consolidated Financial Statements. Comparative figures presented in this MD&A pertaining to Suncor's 2009 results were prepared in accordance with Previous GAAP and were not required by IFRS 1 – First-Time Adoption of International Financial Reporting Standards or by the Canadian Securities Administrators to be restated in accordance with IFRS.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain amounts in prior years have been reclassified to conform to the current year's presentation.

             Suncor Energy Inc.
 006    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Petro-Canada Merger

On August 1, 2009, Suncor completed its merger with Petro-Canada, referred to in this MD&A as the "merger". Amounts disclosed in this MD&A for 2009 reflect the results of post-merger Suncor from August 1, 2009 together with the results of pre-merger Suncor only from January 1, 2009 through July 31, 2009.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP net earnings in the Consolidated Financial Information and Segmented Results and Analysis sections of this MD&A. Oil Sands cash operating costs are defined and reconciled in the Segmented Results and Analysis – Oil Sands section of this MD&A. Cash flow from operations and ROCE are reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment
Q2	Three months ended June 30
YTD	Six months ended June 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    007

Other Advisories

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisory – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Certain crude oil and natural gas liquids volumes have been converted to mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

2. SECOND QUARTER HIGHLIGHTS

•
Second quarter financial results

•
Consolidated net earnings for the second quarter of 2011 were $562 million, compared with net earnings of $540 million for the second quarter of 2010.

•
Operating earnings (1) for the second quarter of 2011 were $980 million, compared to $839 million in the second quarter of 2010. Operating earnings were higher due primarily to higher average price realizations and refining margins, partially offset by lower upstream production volumes.

•
ROCE (1) (excluding major projects in progress) was 11.1%, compared to 7.9% in the second quarter of 2010.

•
Cash flow from operations (1) was $1.982 billion in the second quarter of 2011, compared to $1.770 billion in the second quarter of 2010.

•
Net debt at June 30, 2011 was $7.7 billion, and has decreased from $11.3 billion since December 31, 2010.

•
Significant planned maintenance events successfully completed.  During the second quarter of 2011, Suncor completed safely and on schedule the planned maintenance event at its Oil Sands Upgrader 2 facilities, the largest maintenance event in the company's history. Although Suncor's capacity to upgrade bitumen was reduced significantly over the duration of this event, overall production levels in the second quarter were supported by increased bitumen sales, as well as operational improvements at our mining and extraction operations that increased production outside the planned maintenance window. Additionally, the company successfully completed planned maintenance events at three of its refineries.

•
First oil at Firebag Stage 3.  In July 2011, Suncor's in situ operations achieved first oil from the first of three well pads at our Firebag Stage 3 expansion. Production volumes from Stage 3 are expected to ramp up over the next 24 months. The construction of cogeneration facilities and the central plant, with the exception of the diluent stripping unit, was completed in the second quarter of 2011. These assets are expected to be commissioned and brought into service during the third and fourth quarters of 2011.

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP financial measures. ROCE calculations are for the twelve-month periods ended June 30, 2011 and 2010. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior year operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

•
Libya assets impaired.  During the quarter, the company recorded $514 million of impairment charges against its assets in Libya. In response to the political situation in Libya, Suncor suspended exploration and production activities in the country indefinitely and declared force majeure under its Exploration and Production Sharing Agreements (EPSAs) in the first quarter of 2011. The company is not certain whether it will be able to resume operations in Libya pursuant to

             Suncor Energy Inc.
 008    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com its EPSAs, which may be terminated under certain circumstances, including an event of force majeure extending beyond two years.

•
New wind farm commissioned.  During May 2011, the eight-turbine, 20-MW Kent Breeze wind power project in southwest Ontario commenced operations.

3. SUNCOR OVERVIEW

Suncor Energy Inc. is an integrated energy company headquartered in Calgary, Alberta. Suncor has classified its operations into the following segments:

OIL SANDS

•
Suncor's Oil Sands segment, located in northeast Alberta, recovers bitumen from mining and in situ operations and upgrades the majority of this production into refinery feedstock, diesel fuel and byproducts. The company's marketing plan includes sales of bitumen when market conditions are favourable or when operating conditions warrant. Oil Sands includes the company's interest in the Syncrude oil sands mining and upgrading joint venture and interests in significant growth projects, including the Fort Hills and Joslyn mining projects, and the Voyageur upgrader project.

EXPLORATION AND PRODUCTION

•
In January 2011, Suncor combined its International and Offshore and Natural Gas segments into the Exploration and Production segment, which comprises offshore operations off the east coast of Canada and in the North Sea, and onshore operations in North America, Libya and Syria:

•
Suncor's North America Onshore operations own interests in a number of assets in Western Canada, which primarily produce natural gas.

•
In East Coast Canada, Suncor operates Terra Nova, holding a working interest of 37.675%. Suncor also holds a 20% interest in Hibernia and a 19.5% interest in the Hibernia Southern Extension, a 27.5% interest in White Rose and a 26.125% interest in the White Rose Extensions, and a 22.7% interest in Hebron, all of which are operated by other companies.

•
In the North Sea, Suncor holds a 29.9% working interest in Buzzard, a 26.69% interest in the Golden Eagle Area Development – both of which are operated by another company – and interests in several licences offshore Norway and the U.K.

•
Suncor operates in Syria, pursuant to a Production Sharing Contract (PSC), in the Ebla gas project to develop the Ash Shaer and Cherrife areas. Suncor operates in Libya, pursuant to EPSAs, on the joint development of oilfields in the Sirte Basin. Due to recent events in Libya, the company has suspended operations in the country indefinitely.

REFINING AND MARKETING

•
Suncor's Refining and Marketing segment refines crude oil into a broad range of petroleum and petrochemical products at refineries located in Edmonton, Alberta, Montreal, Quebec and Sarnia, Ontario in Canada and Commerce City, Colorado in the U.S. Suncor also owns a lubricants business located in Mississauga, Ontario that manufactures, blends and markets high quality products worldwide. Other assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    009

•
Refined products are sold to retail, commercial and industrial customers through a combination of company-owned, branded-dealer and other retail stations in Canada and Colorado, a nationwide Canadian commercial road transport network, and a bulk sales channel.

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy supply and trading activities, and other activities not directly attributable to any other operating segment.

•
The company's renewable energy interests include five operating wind power projects – with one additional project under construction – and the St. Clair ethanol plant in Ontario.

•
Energy trading activities primarily involve the marketing and trading of crude oil, natural gas, refined petroleum products and byproducts, and the use of financial derivatives to optimize related trading strategies.

4. CONSOLIDATED FINANCIAL INFORMATION

Financial and Operational Highlights

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2011	2010	2011	2010

Net earnings (loss)
Oil Sands	371	534	976	623
Exploration and Production	(212)	343	(398)	871
Refining and Marketing	313	146	940	293
Corporate, Energy Trading and Eliminations	90	(483)	72	(468)

Total	562	540	1 590	1 319

Operating earnings (loss) (1)
Oil Sands	371	542	1 065	632
Exploration and Production	260	303	597	635
Refining and Marketing	313	124	940	271
Corporate, Energy Trading and Eliminations	36	(130)	(144)	(329)

Total	980	839	2 458	1 209

Cash flow from (used in) operations (1)
Oil Sands	733	937	1 870	1 202
Exploration and Production	682	760	1 265	1 608
Refining and Marketing	500	270	1 429	598
Corporate, Energy Trading and Eliminations	67	(197)	(189)	(514)

Total	1 982	1 770	4 375	2 894

Production volumes (mboe/d)
Oil Sands	277.2	334.4	318.6	284.9
Exploration and Production	182.8	299.5	211.5	314.7

Total	460.0	633.9	530.1	599.6

(1)
Non-GAAP financial measures. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 010    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Net Earnings

Suncor's net earnings for the second quarter of 2011 were $562 million, compared to $540 million in the second quarter of 2010. Suncor's net earnings for the first six months of 2011 were $1.590 billion, compared to $1.319 billion over the first six months of 2010. Net earnings were primarily affected by the changes in operating earnings described subsequently in this section of the MD&A. Other items affecting changes in net earnings over the first six months of 2011, compared to the first six months of 2010, included:

•
During the second quarter of 2011, the company recorded impairment charges of $514 million (net of income taxes of $nil) against assets pertaining to its operations in Libya, which have been completely shut-in since early March 2011 due to ongoing political violence and resulting sanctions against the existing political regime. Further detail on these impairments is provided in the Segmented Results and Analysis – Exploration and Production section of this MD&A.

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated long-term debt was $54 million in the second quarter of 2011 and $216 million for the first six months of 2011. The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $330 million in the second quarter of 2010 and $100 million for the first six months of 2010.

•
In the second quarter of 2011, the company disposed of non-core Exploration and Production assets resulting in after-tax gains of $42 million, consisting of $62 million of gains on disposal of North America Onshore assets, partially offset by $20 million of closing adjustments from the sale of U.K. assets in the first quarter of 2011. For the first six months of 2011, after-tax losses on disposals consisted of $39 million on Exploration and Production assets and $89 million on the partial disposition of interests in the Voyageur upgrader and Fort Hills projects (which included a $267 million reduction to goodwill). In 2010, the company sold other non-core Exploration and Production assets, realizing after-tax gains on disposal of $109 million in the second quarter and $313 million for the first six months of the year.

•
In the first quarter of 2011, the U.K. government announced an increase in the tax rate on oil and gas profits in the North Sea that increased the statutory tax rate on Suncor's earnings in the U.K. from 50% to 59.3% in 2011 and 62% in future years. The company revalued its deferred income tax balances, resulting in a one-time increase to deferred income tax expense of $442 million.

•
In the second quarter of 2010, the Oil Sands segment recorded after-tax unrealized gains of $149 million related to the change in fair value of certain commodity derivatives it had entered into in previous years to manage the volatility of sales prices for its production. In the second quarter of 2010, the Oil Sands segment also recorded an after-tax write-off of $141 million relating to mining and extraction equipment that had been used in an alternative extraction process that was discontinued.

Operating Earnings

Suncor's consolidated operating earnings for the second quarter of 2011 were $980 million, compared to $839 million in the second quarter of 2010. Positive factors impacting operating earnings in the second quarter of 2011, compared to the same period in 2010, included:

•
Realized prices for crude oil were considerably higher in the second quarter of 2011, reflected by significant increases in the benchmark prices for WTI and Brent.

•
Refining and Marketing earnings were higher in the second quarter of 2011, reflected by large increases in benchmarks for 3-2-1 crack spreads. In addition, the impact of fluctuations in the price for crude feedstock on refining margins was significantly greater in 2011 than in 2010, due mainly to crude prices that decreased during the second quarter of 2010. A decreasing price environment for crude generally decreases refining margins, whereby inventories produced

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    011

  during periods of higher feedstock costs are sold and replaced with inventories produced during periods of relatively lower feedstock costs.

•
Royalties expense was lower in the second quarter of 2011, mainly due to the shut-in of production in Libya.

•
Financing expense was lower in the second quarter of 2011. Suncor capitalized a higher percentage of its borrowing costs in the second quarter of 2011, due mainly to amounts capitalized for the Voyageur upgrader, Fort Hills and Joslyn projects subsequent to the start of the company's strategic alliance with Total E&P Canada Ltd. (Total E&P).

The positive factors noted above were partially offset by the following:

•
Upstream production volumes in the second quarter of 2011 averaged 460,000 boe/d, down from 633,900 boe/d, decreasing due to numerous dispositions of non-core assets from the Exploration and Production segment throughout 2010 and 2011, a significant planned maintenance event at the company's Oil Sands Upgrader 2 facilities, the shut-in of production in Libya, and unplanned outages and reliability issues at Terra Nova and Buzzard.

•
Over the second quarter of 2011, Oil Sands inventory levels did not fluctuate significantly, as increased production of sour crude and bitumen was sold into the market. During the second quarter of 2010, however, sales volumes were higher than production volumes, as the company reduced inventory levels of sour synthetic crude that had built over the first quarter of the year due to two upgrader fires that occurred near the beginning of that year.

•
Operating expenses were higher in the second quarter of 2011, due mainly to higher planned and unplanned maintenance costs in Oil Sands. These increases were partially offset by a recovery of share-based compensation expense, which was triggered by a decrease in the company's common stock price that was larger in the second quarter of 2011, as compared to the second quarter of 2010.

Consolidated operating earnings for the six months of 2011 were $2.458 billion, compared to $1.209 billion over the same period in 2010. Realized prices for crude oil and refining margins were significantly higher for the first six months of 2011, compared to the first six months of 2010. Upstream production volumes averaged 530,100 boe/d for the first six months of 2011, compared to 599,600 boe/d in 2010. Oil Sands production increased 12% due mainly to operational improvements in mining and extraction operations and the negative impact on 2010 volumes of two upgrader fires that occurred near the beginning of that year. This increase was more than offset by decreases in production from Exploration and Production, due to numerous dispositions of non-core assets throughout 2010 and 2011, operational issues at Terra Nova and Buzzard, and the shut-in of production at Libya.

             Suncor Energy Inc.
 012    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Operating Earnings Reconciliation (1)(2)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Net earnings as reported	562	540	1 590	1 319
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(54)	330	(216)	100
(Gain) loss on significant disposals (3)	(42)	(109)	128	(313)
Impairments and write-offs (4)	514	156	514	156
Impact of income tax rate adjustments on deferred income taxes (5)	—	—	442	—
Change in fair value of commodity derivatives used for risk management, net of realizations (6)	—	(149)	—	(157)
Redetermination of working interests in Terra Nova (7)	—	8	—	16
Modification of the bitumen valuation methodology (8)	—	16	—	25
Adjustments to provisions for assets acquired through the merger (9)	—	24	—	24
Merger and integration costs	—	23	—	39

Operating earnings	980	839	2 458	1 209

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Significant disposals in the second quarter of 2011 consisted of non-core natural gas assets and an adjustment to proceeds from the sale of U.K. assets in the first quarter of 2011. Significant disposals in the first quarter of 2011 included the partial disposition of the company's interests in the Voyageur upgrader and Fort Hills projects and the completion of the sale of non-core assets in the U.K. portion of the North Sea. Disposals over the first six months of 2010 included substantially all of the company's natural gas assets in the U.S. Rockies and certain natural gas assets in B.C. and Alberta.

(4)
The 2011 adjustment reflects an impairment of assets in Libya. The 2010 adjustment reflects primarily a write-off of certain Oil Sands mining and extraction equipment.

(5)
Adjustments to the company's deferred income taxes resulting from an increase in the U.K. tax rate on oil and gas profits from the North Sea.

(6)
The company adjusts net earnings for the change in fair value of significant crude oil risk management derivatives. The company also holds less significant risk management derivatives for which the company does not adjust net earnings. The company held no significant crude oil risk management derivatives during the first six months of 2011.

(7)
Adjustment resulting from the settlement reached in the fourth quarter of 2010 related to the redetermination of working interests in the Terra Nova oilfield. Operating earnings for 2010 have been restated to reflect the portion of the settlement attributable to the respective quarters.

(8)
Adjustment reflects the impact of a royalty recovery in the fourth quarter of 2010 related to the Alberta government modifying the bitumen valuation methodology calculation for the interim period from January 1, 2009 to December 31, 2010. Operating earnings for 2010 have been restated to reflect the portion of the recovery attributable to the respective quarters.

(9)
Adjustments were made for the write-off of certain unproven properties in the Exploration and Production segment, changes in the provision for the cancellation of the Montreal refinery coker project, a dry hole in Libya and other cost estimates associated with the transition to EPSAs in Libya.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    013

(1)
Upstream price realizations before royalties and net of related transportation costs, refining and marketing margins, and the net impacts of sales and purchases of third-party crude.

(2)
Upstream production volumes and refining and marketing sales volumes.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

Cash Flow from Operations

Consolidated cash flow from operations for the second quarter of 2011 was $1.982 billion, compared to $1.770 billion in the second quarter of 2010. Cash flow from operations for the first six months of 2011 was $4.375 billion, compared to $2.894 billion over the same period in 2010. The increase in cash flow from operations in 2011, compared with 2010, was due mainly to higher upstream price realizations and refining margins.

             Suncor Energy Inc.
 014    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are some of the most significant factors that affect the results of Suncor's operations.

Three months ended (average for the period ended, except as noted)		June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009

WTI crude oil at Cushing	US$/bbl	102.55	94.10	85.20	76.20	78.05	78.70	76.20	68.30
Dated Brent crude oil at Sullom Voe	US$/bbl	117.30	104.95	86.50	76.85	78.30	76.25	74.55	68.25
Dated Brent/Maya FOB price differential	US$/bbl	14.05	15.65	10.85	9.35	10.45	6.50	5.25	5.10
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	103.85	88.40	80.70	74.80	76.30	80.45	77.00	70.60
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	17.70	23.15	18.10	15.65	14.05	8.95	12.10	10.10
Condensate at Edmonton	US$/bbl	112.40	98.35	85.70	74.50	82.70	84.65	74.40	65.85
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.55	3.60	3.60	3.50	3.85	5.35	4.25	3.00
New York Harbor 3-2-1 crack (1)	US$/bbl	29.25	19.40	12.20	9.60	12.50	7.95	5.55	9.90
Chicago 3-2-1 crack (1)	US$/bbl	29.70	16.45	9.20	10.15	11.05	5.65	4.15	7.65
Portland 3-2-1 crack (1)	US$/bbl	29.35	21.40	13.50	16.60	15.50	8.55	5.95	12.80
Gulf Coast 3-2-1 crack (1)	US$/bbl	27.30	18.50	8.50	8.60	11.20	7.70	4.90	7.85
Exchange rate	US$/Cdn$	1.03	1.01	0.99	0.96	0.97	0.96	0.94	0.91
Exchange rate (end of period)	US$/Cdn$	1.04	1.03	1.01	0.97	0.94	0.98	0.96	0.93

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet synthetic crude oil price realizations are influenced primarily by changes in the price for WTI at Cushing. The average WTI price for the second quarter of 2011 increased to US$102.55/bbl from US$78.05/bbl in the second quarter of 2010, and was as high as US$113.00/bbl during the second quarter of 2011. During the second quarter of 2011, Suncor's price realizations for sweet synthetic crude oil were significantly higher than WTI, as described in the Segmented Results and Analysis – Oil Sands section of this MD&A.

Suncor produces a specific grade of sour synthetic crude oil, the price realizations for which are influenced by changes in the prices for WTI and Canadian par crude at Edmonton, but which can also be affected by circumstances underlying spot sales required to manage inventory levels. Prices for Canadian par crude at Edmonton also increased significantly in the second quarter of 2011 compared to the second quarter of 2010.

Bitumen production that Suncor does not upgrade into synthetic crude oil is blended with a diluent to facilitate delivery on pipeline systems to customers. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for the cost of diluent (Condensate at Edmonton). In the second quarter of 2011, the average light/heavy crude differential between WTI and WCS was US$17.70/bbl, compared to US$14.05/bbl in the second quarter of 2010, and the prices for condensate increased, both resulting in lower overall price realizations for bitumen sales. Diluent is sourced primarily from the company's own upgrading facilities; however, purchases of diluent from third parties may be required when the company experiences operational outages. Bitumen price realizations can also be affected by spot sales to manage inventory levels.

Suncor's price realizations for crude production from East Coast Canada, the North Sea, Libya and Syria are influenced primarily by the price for Brent crude. In the second quarter of 2011, Brent crude averaged US$117.30/bbl, much higher than the average of US$78.30/bbl in the second quarter of 2010, and was as high as US$126.00/bbl during the quarter. Brent crude also continued to trade at a substantial premium to WTI. This premium averaged US$14.75/bbl in the second quarter of 2011, compared to US$0.25/bbl in the second quarter of 2010.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    015

Suncor's price realizations for North America Onshore natural gas production are primarily referenced to Alberta spot at AECO. The AECO benchmark averaged $3.55/mcf for the second quarter of 2011, which was lower than the average AECO benchmark of $3.85/mcf in the second quarter of 2010.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy crude differentials, which indicate when more complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery, where actual crude purchase costs, refinery configuration and refined product sales markets reflect factors unique to that refinery. Crack spreads across the markets into which Suncor sells refined products increased further during the second quarter of 2011, as product prices reflected the higher priced Brent crude feedstock of coastal North American markets.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities and, correspondingly, a decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. During the second quarter of 2011, the Canadian dollar continued to strengthen against the U.S. dollar.

5. SEGMENTED RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Gross revenues	2 972	2 625	6 171	4 420
Less: Royalties	(161)	(182)	(284)	(252)

Operating revenues, net of royalties	2 811	2 443	5 887	4 168

Net earnings	371	534	976	623

Operating earnings (1)	371	542	1 065	632

Cash flow from operations (1)	733	937	1 870	1 202

(1)
Non-GAAP financial measures. Operating earnings is reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Oil Sands net earnings for the second quarter of 2011 were $371 million, compared to $534 million for the second quarter of 2010. Net earnings for the second quarter of 2010 included after-tax realized gains of $149 million for the change in fair value of commodity derivatives used for risk management, but also included an after-tax write-off of $141 million for mining and extraction equipment used in an alternative extraction process that was discontinued.

Oil Sands operating earnings for the second quarter of 2011 were $371 million, compared to $542 million for the second quarter of 2010. During the second quarter of 2011, production volumes were negatively impacted by a planned maintenance event at Upgrader 2 that reduced primary upgrading capacity, and the sweet/sour sales mix was negatively impacted by ongoing unplanned maintenance on the Upgrader 1 hydrogen and hydrotreating units. Partially offsetting these factors were price realizations that continued to be strong, with differentials for sweet synthetic crude oil compared to WTI exceeding historical averages.

             Suncor Energy Inc.
 016    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash flow from operations in the second quarter of 2011 was $733 million, compared to $937 million in the second quarter of 2010. The decrease in cash flow from operations was due mainly to the same factors that affected operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Net earnings as reported	371	534	976	623
Loss on significant disposals	—	—	89	—
Impairments and write-offs	—	141	—	141
Change in fair value of commodity derivatives used for risk management, net of realizations	—	(149)	—	(157)
Modification of the bitumen valuation methodology	—	16	—	25

Operating earnings (1)	371	542	1 065	632

(1)
Non-GAAP financial measure. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Includes price realizations before royalties and net of related transportation costs, other operating revenues and the net impacts of sales and purchases of third-party crude.

(2)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    017

Production Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2011	2010	2011	2010

Production (excluding Syncrude)	243.4	295.5	282.5	249.3
Syncrude production	33.8	38.9	36.1	35.6

Total	277.2	334.4	318.6	284.9

Production volumes (excluding Syncrude) decreased in the second quarter of 2011, averaging 243.4 mbbls/d, compared to 295.5 mbbls/d in the second quarter of 2010, due mainly to the planned maintenance event at Upgrader 2, which had a significantly larger scope and impact on production than the planned maintenance event completed in the second quarter of 2010. The scope of work associated with the Upgrader 2 event in 2011 was the largest in Suncor's history, and employees successfully met challenges imposed by increased scope and work conditions associated with nearby forest fires to complete the planned maintenance event safely and on schedule. Although Suncor's capacity to upgrade bitumen was reduced significantly over the duration of this event, overall production levels were supported by increased bitumen sales. In addition, production levels outside of the planned maintenance window remained high, averaging 330 mbbls/d in April, due largely to operational improvements at the company's mining and extraction operations.

In situ bitumen production volumes averaged 85.8 mbbls/d in the second quarter of 2011, compared to 88.2 mbbls/d in the second quarter of 2010. The decrease in production was due primarily to a scheduled outage at MacKay River to replace a transformer in the cogeneration facility.

Suncor's share of Syncrude production decreased to 33.8 mbbls/d in the second quarter of 2011, compared to 38.9 mbbls/d in the second quarter of 2010. The decrease in production was due mainly to lower upgrader availability, caused by operational issues, including unplanned outages of vacuum distillation and hydrocracking units.

Prices and Sales Volumes

	Three months ended June 30		Six months ended June 30
(All figures exclude Syncrude, except as noted)	2011	2010	2011	2010

Average sales price (1)(2) ($/bbl)	90.56	69.79	86.01	69.95

Average sales price relative to WTI (1) (Cdn$/bbl)	(8.68)	(10.41)	(9.53)	(10.90)

Sales volumes (mbbls/d)	242.8	310.2	284.3	253.8

Sales mix (sweet/sour) (%)	26/74	42/58	32/68	40/60

Average sales price – Syncrude (1) ($/bbl)	111.86	77.32	102.03	80.26

(1)
Average sales price is before royalties and net of related transportation costs.

(2)
Average sales price excluding Syncrude includes the impact of realized derivative gains and losses.

Sales volumes also decreased in the second quarter of 2011, compared with the second quarter of 2010, due mainly to lower production resulting from the Upgrader 2 planned maintenance event; however, the company was able to supplement Upgrader 1 production with sales of non-upgraded bitumen from in situ assets. The sweet/sour sales mix in the second quarter of 2011 decreased, compared to the second quarter of 2010 because of continuing maintenance on hydrogen and hydrotreating units in Upgrader 1 and higher relative bitumen sales as a result of the planned maintenance event.

             Suncor Energy Inc.
 018    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Suncor's average price realization for sales (excluding Syncrude) was $90.56/bbl (WTI less $8.68/bbl) in the second quarter of 2011, compared to $69.79/bbl (WTI less $10.41/bbl) in the second quarter of 2010, and increased mainly due to higher benchmark prices for crude oil and higher differentials for sweet synthetic crude oil over WTI. Suncor's average price realization for Syncrude was higher in the second quarter of 2011, compared to the second quarter of 2010, and was also positively impacted by higher differentials for sweet synthetic crude compared to WTI. Positive impacts associated with higher benchmark prices were partially offset by the lower proportion of sweet production and the stronger Canadian dollar relative to the U.S. dollar.

Inventory

Over the second quarter of 2011, Oil Sands inventory levels did not fluctuate significantly, as increased production of sour crude and bitumen was sold into the market. During the second quarter of 2010, however, sales volumes were higher than production volumes, as the company reduced inventory levels of sour synthetic crude that had built over the first quarter of the year due to two upgrader fires that occurred near the beginning of that year.

Royalties

Royalties for mining operations were lower in the second quarter of 2011 than in the same period in 2010, after increasing 2010 royalties for the operating earnings adjustment for modifications to the bitumen valuation methodology. The resulting decrease in royalties was due mainly to lower production associated with the planned maintenance event. Royalties for in situ operations were higher in the second quarter of 2011 than in the second quarter of 2010, due mainly to MacKay River reaching the higher post-payout phase of its royalty agreement in November 2010. Royalties for Syncrude were higher in the second quarter of 2011 than in the second quarter of 2010, due to higher price realizations, partially offset by lower production volumes.

Cash Operating Costs Reconciliation

Oil Sands cash operating costs per barrel increased in the second quarter of 2011, averaging $51.00/bbl, compared to $35.70/bbl in the second quarter of 2010. Approximately half of this increase was due to the decrease in production volumes associated with the planned maintenance event at Upgrader 2, while the remainder of the increase was due to an increase in total cash operating costs.

Total Oil Sands cash operating costs increased to $1.134 billion in the second quarter of 2011 from $960 million in the second quarter of 2010. Maintenance costs were higher due mainly to unplanned work on the Upgrader 1 hydrogen and hydrotreating units and opportune work completed on extraction units and mining equipment during the planned maintenance event at Upgrader 2. In situ cash operating costs were higher due to planned maintenance on the MacKay River cogeneration facility and higher labour costs associated with new infrastructure for the Firebag Stage 3 expansion.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    019

Other increases to cash costs included higher diluent purchase costs to support increased bitumen sales and higher labour costs, reflecting a larger workforce to support increased output from our mining operations.

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Operating, selling and general expense	1 253	1 039	2 573	2 201
Less: Syncrude-related operating expenses	(125)	(112)	(258)	(237)
Less: Other non-production costs (1)	(51)	(50)	(169)	(132)
Other adjustments (2)	57	83	38	120

Cash operating costs (3)	1 134	960	2 184	1 952

Cash operating costs (3) ($/bbl)	51.00	35.70	42.60	43.30

(1)
Significant non-production costs include, but are not limited to, share-based compensation expense and costs related to the deferral of growth projects.

(2)
Other adjustments include the effects of changes in inventory valuation, the accretion of liabilities for decommissioning and restoration provisions, and the cost of purchased diluent.

(3)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting operating, selling and general expense – a GAAP measure – for expenses that management believes do not relate to the production performance of Oil Sands assets operated by Suncor. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Expenses and Other Factors

Operating expenses at Syncrude were higher in the second quarter of 2011 than in the second quarter of 2010, due primarily to higher routine and unplanned maintenance costs and purchased diesel fuel costs. The increase in diesel fuel costs was attributable to higher consumption and prices, in addition to lower internal production, which was restricted by low sulphur regulation.

Other Oil Sands operating expenses were lower in the second quarter of 2011, primarily due to a recovery of share-based compensation expense that was triggered primarily by a decrease in the company's stock price, and lower costs related to the deferral of growth projects, partially offset by higher project start-up costs related to increased activity for the Firebag Stage 3 and Stage 4 expansions. The company continues to incur costs related to certain growth projects being maintained in and removed from "safe mode" after the economic downturn in late 2008 and early 2009. Pre-tax safe mode costs were $28 million in the second quarter of 2011 and $32 million in the second quarter of 2010. Safe mode costs include the costs for maintaining equipment and facilities related to projects still in safe mode, and the costs of activities pertaining to the remobilization of equipment and personnel.

DD&A expense for the second quarter of 2011 was higher than in the same period of 2010, after decreasing DD&A from 2010 for the operating earnings adjustment for the write-off of mining and extraction equipment. The resulting increase was mainly due to a larger asset base, the result of recently commissioned in situ assets and costs capitalized as part of planned maintenance events in 2010.

Other income was higher in the second quarter of 2011, compared with the second quarter of 2010, mainly due to realized losses in 2010 for the settlement of risk management derivatives that the company had entered into to manage the volatility of sales prices for its production.

Results for the First Six Months of 2011

Oil Sands net earnings for the first six months of 2011 were $976 million, compared to $623 million over the same period in 2010. Net earnings in the first quarter of 2011 included an after-tax loss of $89 million on the sale of partial interests in the Voyageur upgrader and Fort Hills projects to Total E&P. Net earnings for the second quarter of 2010 were positively

             Suncor Energy Inc.
 020    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com impacted by gains related to the change in fair value of certain risk management derivatives, but negatively impacted by the write-off of mining and extraction equipment used in an alternative extraction process that was discontinued.

Oil Sands operating earnings for the first six months of 2011 were $1.065 billion, higher than operating earnings of $632 million over the same period in 2010, due mainly to higher production volumes and higher overall price realizations, but partially offset by negative impacts associated with the sweet/sour sales mix. Oil Sands production volumes (including Syncrude) for the first six months of 2011 averaged 318.6 mbbls/d, compared to 284.9 mbbls/d over the same period in 2010. Higher volumes in 2011 reflect operational improvements at the company's mining operations and the negative impact on 2010 volumes of two upgrader fires that occurred near the beginning of that year. Over the first six months of 2011, the percentage of sales volumes (excluding Syncrude) comprised of sweet production was 32%, compared to 40% over the same period in 2010, and decreased primarily due to unplanned maintenance on hydrogen and hydrotreating units in Upgrader 1.

Cash flow from operations for the first six months of 2011 was $1.870 billion, compared to $1.202 billion for the same period in 2010. The increase in cash flow from operations was mainly due to the same factors that affected operating earnings.

Planned Maintenance Events

The company plans to perform work associated with its rolling maintenance program on one coker unit in the third quarter of 2011 and another coker unit in the fourth quarter of 2011. These events are not expected to have a significant impact on overall Oil Sands production.

The company has a planned maintenance event at central processing facilities at MacKay River for two weeks overlapping the third and fourth quarters of 2011. This event is not expected to have a significant impact on overall Oil Sands production. The company has deferred the planned maintenance event for central processing facilities (Plant 91) at Firebag, originally scheduled for the third quarter of 2011, until the second quarter of 2012.

Syncrude has a six-week planned maintenance event for one coker unit scheduled in September and October of 2011.

Strategic Alliance with Total E&P

During the first quarter of 2011, Suncor and Total E&P closed the transactions necessary to begin their strategic alliance to progress the Voyageur upgrader project and develop jointly with other venture partners the Fort Hills and Joslyn oil sands mining projects. Suncor anticipates bringing the Voyageur upgrader and Fort Hills projects on-stream in 2016 and that the Joslyn project will be brought on-stream by 2017 to 2018.

In consideration for Total E&P acquiring a 49% interest in the Voyageur upgrader project, an additional 19.2% interest in the Fort Hills project, rights to certain knowledge and technology licences, and Total E&P assuming its share of capital expenditures subsequent to the transaction effective date of January 1, 2011, Suncor received $2.662 billion from Total E&P (net of transaction costs) in the first quarter of 2011. Suncor recorded an after-tax loss of $89 million on the partial disposition of its assets, which included a reduction of $267 million to goodwill that the company allocated to its disposed interests. In consideration for Suncor acquiring a 36.75% interest in Joslyn and assuming its share of capital expenditures subsequent to the effective date, Suncor paid Total E&P $842 million in the second quarter of 2011.

Forest Fires in Northern Alberta

The wildfires that spread across the Slave Lake and Fort McMurray regions during the second quarter of 2011 had minimal impact on Suncor's operations. Production from our operated facilities was unaffected, although Suncor firefighters did assist government efforts near Suncor's assets. The largest impact to Suncor was on certain camp accommodations, where, as a precaution, workers and contractors were evacuated temporarily to other facilities. The company estimates that the

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    021

incremental costs related to the impact of the fires on temporary accommodation and related transportation activities were minimal. Fires in the Fort McMurray region burned on our Fort Hills leases, but, through our efforts and co-operation with the government and other operators in the region, there was no damage to our facilities or infrastructure. Air quality at operating locations remained within regulatory limits for both respirable particulates and carbon monoxide.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Gross revenues	1 523	1 769	3 338	3 600
Less: Royalties	(297)	(357)	(729)	(759)

Operating revenues, net of royalties	1 226	1 412	2 609	2 841

Net (loss) earnings	(212)	343	(398)	871

Operating earnings (1)	260	303	597	635

Cash flow from operations (1)	682	760	1 265	1 608

(1)
Non-GAAP financial measures. Operating earnings is reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production had a net loss of $212 million in the second quarter of 2011, compared with net earnings of $343 million in the second quarter of 2010. The net loss in the second quarter of 2011 included impairment charges of $514 million on assets in Libya and after-tax gains on disposal of assets of $42 million. Net earnings in the second quarter of 2010 included after-tax gains on disposal of assets of $109 million.

Exploration and Production had operating earnings of $260 million in the second quarter of 2011, compared with operating earnings of $303 million in the second quarter of 2010. The decrease in operating earnings was primarily due to the impact of lower production volumes from Buzzard and Terra Nova, other decreases in production volumes associated with the shut-in of production from Libya and asset dispositions completed throughout 2010 and 2011, and a higher effective tax rate on U.K. earnings. These factors were partially offset by higher average sales prices and lower operating expenses and DD&A due to asset dispositions throughout 2010 and 2011.

Cash flow from operations was $682 million for the second quarter of 2011, compared to $760 million for the second quarter of 2010, and decreased primarily due to the same factors that affected operating earnings.

             Suncor Energy Inc.
 022    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Net (loss) earnings as reported	(212)	343	(398)	871
(Gain) loss on significant disposals	(42)	(109)	39	(313)
Impairments and write-offs	514	15	514	15
Impact of income tax rate adjustments on deferred income taxes	—	—	442	—
Redetermination of working interests in Terra Nova	—	8	—	16
Adjustments to provisions for assets acquired through the merger	—	46	—	46

Operating earnings (1)	260	303	597	635

(1)
Non-GAAP financial measure. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Includes price realizations before royalties and net of transportation expense, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(2)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    023

Production Volumes

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Total production (mboe/d)	182.8	299.5	211.5	314.7

East Coast Canada (mbbls/d)	65.0	70.6	65.0	72.6
North Sea (mboe/d)	32.7	72.0	49.1	79.1
Other International (mboe/d)	18.1	59.3	29.7	53.2
North America Onshore (mmcfe/d)	402	586	406	659

In East Coast Canada, output from Terra Nova continues to be affected by partial shut-ins of certain wells due to the presence of hydrogen sulphide (H2S). Production from Terra Nova in the second quarter of 2011 decreased by 12.8 mbbls/d compared with the second quarter of 2010. Preliminary H2S remediation activities that can be completed during the planned maintenance event in the third quarter of 2011 and a new production well that was completed in July 2011 are anticipated to increase production from Terra Nova; however, overall production is expected to be lower than 2010 throughout the remainder of 2011. The decrease in production from Terra Nova was partially offset by production increases of 5.2 mbbls/d at White Rose, due mainly to higher production from the North Amethyst field that commenced production on May 31, 2010, and 2.0 mbbls/d at Hibernia, due mainly to well work-overs and production from new wells that came on-stream in 2010.

In the second quarter of 2011, first oil was achieved from the Hibernia Southern Extension. At this time, however, Suncor does not anticipate significant incremental or sustained production from the Hibernia Southern Extension until further development drilling, water injection wells and subsea infrastructure come on-stream, which is expected in 2013 to 2014.

Production from the North Sea in the second quarter of 2011 decreased 39.3 mboe/d compared to 72.0 mboe/d in the second quarter of 2010, with 16.6 mboe/d of the decrease occurring at Buzzard, caused by periodic outages and curtailments due to work on the replacement of the gas compression cooling system and interruptions to a natural gas export pipeline. The operator for Buzzard has advised Suncor to expect full production by the end of August, after the cooling system repairs and the commissioning and start-up of the fourth platform are completed. Suncor will continue to monitor progress at Buzzard. The prior year period also included production of 22.7 mboe/d from non-core assets in the U.K. and the Netherlands portions of the North Sea that the company divested in 2010.

Other International production decreased in the second quarter of 2011, compared with the same period in 2010. Production in Libya remained shut-in during the quarter as a result of political violence in the country and is not expected to resume in 2011. The company disposed of its Trinidad and Tobago assets in the third quarter of 2010. In the second quarter of 2010, production from Libya was 35.4 mboe/d and production from Trinidad and Tobago was 11.1 mboe/d. These decreases were partially offset by a full quarter of production from Syria, which commenced production in the middle of April 2010.

North America Onshore production decreased to 402 mmcfe/d in the second quarter of 2011 from 586 mmcfe/d in the second quarter of 2010. The decrease was due primarily to disposals of non-core assets throughout 2010 and 2011 that contributed production of 155 mmcfe/d in the second quarter of 2010. Production for the second quarter of 2011 from remaining properties decreased approximately 7% compared to the second quarter of 2010, due primarily to natural declines in reservoir performance.

             Suncor Energy Inc.
 024    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Prices (1)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

East Coast Canada ($/bbl)	112.19	76.88	108.12	77.80

North Sea ($/boe)	113.24	76.50	103.25	74.89

Other International ($/boe)	91.42	64.98	91.77	64.24

North America Onshore – natural gas ($/mcf)	3.75	3.46	3.73	4.48

North America Onshore – natural gas liquids and crude oil ($/bbl)	88.90	72.73	83.37	68.50

(1)
Average sales price is calculated before royalties and net of transportation costs.

Average sales prices for crude oil and natural gas liquids in the second quarter of 2011 were significantly higher than the second quarter of 2010, due primarily to increasing benchmark prices for Brent crude. Price realizations for Other International assets were also higher in 2011 because 2010 sales volumes included natural gas production from Trinidad and Tobago, which had lower benchmark prices relative to other assets. The company divested Trinidad and Tobago assets in the third quarter of 2010. Price realizations in the second quarter of 2011 for natural gas from North America Onshore operations were comparable to those in the second quarter of 2010.

Royalties

After-tax royalties for Exploration and Production decreased in the second quarter of 2011, compared to the same period in 2010, mainly due to the shut-in of production in Libya and lower production volumes from North America Onshore assets that reflect dispositions throughout 2010 and 2011, partially offset by higher royalties for East Coast Canada assets, mainly due to higher price realizations.

Expenses and Other Factors

Operating expenses were lower in the second quarter of 2011 than in the second quarter of 2010, mainly due to the disposition of non-core assets throughout 2010 and 2011 and the suspension of operations in Libya.

DD&A was lower in the second quarter of 2011 than in the second quarter of 2010, mainly due to lower production volumes. Exploration expenses also decreased in the second quarter of 2011 as activities in Libya were suspended indefinitely due to political violence.

Financing expense increased in the second quarter of 2011, compared with the same period in 2010. This increase includes the effects of the higher tax rate on earnings that the U.K. government enacted in the first quarter of 2011 and foreign exchange losses on transactions denominated in U.S. dollars, which currency weakened against the euro and the British pound during the second quarter of 2011. Other income decreased in the second quarter of 2011, compared with the same period in 2010, due mainly to increased cost estimates for unfavourable natural gas pipeline commitments recorded as onerous contracts.

Results for the First Six Months of 2011

The net loss for Exploration and Production over the first six months of 2011 was $398 million, compared to net earnings of $871 million over the same period in 2010. In addition to the impairment charges for Libya and gains on asset dispositions from the second quarter of 2011, net earnings for the first six months of 2011 included a negative one-time deferred income tax adjustment of $442 million pertaining to the increase in the U.K. supplementary charge on oil and

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    025

gas profits in the North Sea and $39 million of net after-tax losses on dispositions of non-core assets. Net earnings for the first six months of 2010 included after-tax gains of $313 million on disposal of non-core assets.

Operating earnings for the first six months of 2011 were $597 million, compared to $635 million over the same period in 2010. 2011 results were lower than 2010 due mainly to lower production volumes, partially offset by higher price realizations. Production volumes for the first six months of 2011 averaged 211.5 mboe/d, compared to 314.7 mboe/d over the same period in 2010. With the exception of production from Syria, which commenced in the middle of April 2010, production volumes for the first six months of 2011 were lower than the same period in 2010, mainly because of the same factors described for the second quarter.

Cash flow from operations was $1.265 billion over the first six months of 2011, compared to $1.608 billion over the same period in 2010. The decrease was primarily due to the same factors affecting operating earnings, as well as current income tax due on the net proceeds received from the disposition of U.K. assets.

Asset Dispositions

During the second quarter of 2011, the company entered into transactions to dispose of certain non-core asset packages from its North America Onshore operations for net proceeds of $168 million (subject to closing adjustments). Assets pertaining to sale transactions that have closed contributed production of approximately 24 mmcfe/d during 2010, and approximately 20 mmcfe/d and 15 mmcfe/d in the first and second quarters of 2011, respectively. For transactions that closed in the second quarter of 2011, the company recognized pre-tax gains on disposition of $79 million ($62 million after tax). The company expects the remaining transactions to close in the third quarter of 2011. These transactions are subject to closing conditions and regulatory approvals customary for transactions of this nature.

The company continues to evaluate opportunities to divest additional non-core properties from its North America Onshore operations; however, current market conditions for such dispositions are limiting the number of opportunities that meet the company's financial objectives. We do not anticipate additional divestitures of North America Onshore assets in 2011.

On March 31, 2011, the company completed its sale of non-core U.K. offshore assets (primarily Scott and Triton) that had an effective date of July 1, 2010. The company estimates that closing adjustments will reduce previously reported net proceeds of £105 million (Cdn$164 million) by £15 million (Cdn$24 million). The net proceeds from this transaction were reduced significantly by operations subsequent to the effective date that were recorded as part of the company's earnings up to the closing date. These properties contributed production of 15.4 mboe/d in the first quarter of 2011 and no production in the second quarter of 2011.

During 2010, the company divested other North Sea assets:

•
A portion of the sale of the non-core U.K. offshore assets was completed in the fourth quarter of 2010 for net proceeds of £55 million (Cdn$86 million).

•
On August 13, 2010, the company completed the sale of its shares in Petro-Canada Netherlands BV for net proceeds of €316 million (Cdn$420 million) with an effective date of January 1, 2010.

North Sea assets that the company sold in 2010 and 2011, including Scott and Triton, contributed average production of 25.2 mboe/d over the first six months of 2010.

On August 5, 2010, the company completed the sale of its assets in Trinidad and Tobago for net proceeds of US$378 million (Cdn$383 million) with an effective date of January 1, 2010. These assets contributed average production of 11.4 mboe/d over the first six months of 2010.

During 2010, the company completed the sale of a number of non-core North America Onshore properties for net proceeds of approximately $1.7 billion. These properties contributed average production of 216 mmcfe/d over the first six months of 2010.

             Suncor Energy Inc.
 026    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Planned Maintenance Events

The 15-week dockside maintenance program originally planned for Terra Nova in 2011 has been deferred until 2012, so that plans to resolve H2S issues may be implemented concurrently. Terra Nova is still planning to undergo a four-week annual maintenance outage beginning in September 2011, during which the company's share of production, including production from a well that was completed in July 2011, is expected to be reduced by approximately 20 mbbls/d. The company has contingency plans ready in the event that deteriorating swivel performance requires an additional outage.

In July 2011, the operator for White Rose successfully limited the length of the planned maintenance event to three days. In addition, the operator continues to review options to address maintenance on the propulsion system of the floating production storage and offloading vessel, which includes the possibility of dockside maintenance in 2012.

At Buzzard, the operator realigned maintenance outages originally planned for the third quarter of 2011 by accelerating certain work to the second quarter while the cooling system was being replaced. Other planned maintenance is expected to be completed over a short period of time during the third quarter, concurrent with third-party work on the pipeline system that takes production to distribution facilities in the U.K.

Terra Nova Collective Bargaining

In the second quarter of 2011, a new collective agreement was ratified for the Terra Nova facility.

Update on the Impact of Events in Libya and Syria

As a result of the political violence in Libya that began during the first quarter of 2011, our joint venture partner, Harouge Oil Operations BV, has shut-in all production, and the company's subsidiaries have declared force majeure under its EPSAs. Since this time, Suncor has had no cash inflows and minimal cash outflows pertaining to its operations in Libya. Suncor continues to comply with the terms of all government sanctions in jurisdictions relevant to the company's operations. Suncor has taken all reasonable steps to ensure the safety of our people and preserve the value of assets and operations.

Since the outbreak of political violence in the first quarter, the uncertainty surrounding the situation in Libya has persisted, and the company is not certain whether it will be able to resume operations. It is possible that the company may never resume operations in Libya, because the EPSAs pursuant to which the company operates may be terminated under certain circumstances, which include an event of force majeure extending beyond two years. Any resumption of operations may involve additional remedial expenditure. Based on a probability-weighted assessment of expected future net cash flows over a range of possible outcomes, the company determined that its assets in Libya were impaired and recorded impairment charges of $259 million (net of income taxes of $nil) against producing properties held in property, plant and equipment, $211 million (net of income taxes of $nil) against exploration and evaluation assets and $44 million (net of income taxes of $nil) against inventories. The impairment charges have been recorded as part of Depreciation, Depletion, Amortization and Impairment expense in the Consolidated Statements of Earnings. After these impairments, the carrying value of Suncor's net assets in Libya at June 30, 2011 was approximately $400 million. For further information on the impairment process, see the Other Items – Critical Accounting Estimates section of this MD&A.

Suncor's operations in Libya represented approximately 1% of the company's consolidated operating earnings for the year ended December 31, 2010 and 3% of the company's consolidated assets as at December 31, 2010. As part of its normal course of operations, Suncor carries risk mitigation instruments in the aggregate amount of approximately $400 million (pre-tax) on certain foreign operations, including Libyan operations.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    027

In Syria, the company continues to monitor any political unrest closely, with a priority placed on the safety of our personnel and the security of our assets. To date, production output from Syria has not been effected as a result of this unrest.

REFINING AND MARKETING

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Operating revenues	6 562	5 187	12 641	10 005

Net earnings	313	146	940	293

Operating earnings (1)
Refining and product supply	223	44	769	124
Marketing	90	80	171	147

	313	124	940	271

Cash flow from operations (1)	500	270	1 429	598

(1)
Non-GAAP financial measures. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Refining and Marketing had net earnings and operating earnings of $313 million in the second quarter of 2011, compared with net earnings of $146 million and operating earnings of $124 million in the second quarter of 2010.

Refining and product supply activities contributed $223 million to operating earnings in the second quarter of 2011. Prices for refined products and refining crack spreads remained at high levels; however, results were tempered by planned maintenance activities at three of our four refineries that decreased refining utilization. Marketing activities contributed $10 million more to operating earnings in the second quarter of 2011 than in 2010, mainly due to strong demand and margins in wholesale and lubricants channels.

Cash flow from operations was $500 million in the second quarter of 2011, compared to $270 million in the second quarter of 2010, and increased primarily due to the same factors affecting operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Net earnings as reported	313	146	940	293
Adjustments to provisions for assets acquired through the merger	—	(22)	—	(22)

Operating earnings (1)	313	124	940	271

(1)
Non-GAAP financial measure. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 028    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Volumes

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Refined product sales (thousands of m3/d)
Gasoline	39.5	41.7	38.8	40.4
Distillates	30.7	28.8	32.4	29.0
Other	13.7	18.5	13.2	16.2

	83.9	89.0	84.4	85.6

Refinery utilization (%)
Eastern North America	94	90	95	90
Western North America	75	87	86	90

Crude oil processed (thousands of m3/d)
Eastern North America	31.9	30.6	32.5	30.8
Western North America	27.0	31.7	31.1	32.6

Total sales of refined petroleum products averaged 83,900 m3/d in the second quarter of 2011, compared to 89,000 m3/d in the second quarter of 2010. The decrease in sales volumes compared to the same period in 2010 occurred mainly in refining and product supply operations, primarily due to the impacts of planned maintenance on crude oil processing units, and in retail operations, primarily due to the impacts of higher prices at the pump and the site divestments completed throughout 2010 that were mandated by the Canadian Competition Bureau as a result of the merger. Sales volumes for lubricants products increased 12% over the same period in 2010, led by growth in higher margin products.

Refinery utilization in Eastern North America averaged 94% in the second quarter of 2011, compared to 90% in the same period in 2010. Reliability and throughput at the Montreal refinery continued to be strong during the quarter, offsetting lower production at Sarnia. Throughput at the Sarnia refinery was impacted by the completion of a five-week maintenance event that ended at the beginning of May, and by a brief, subsequent delay starting up the hydrocracking unit. The refinery also continued to be impacted by crude delivery apportionment and ongoing crude contamination issues in the Enbridge pipeline system. The company expects the apportionment and contamination issues, the latter caused by the commingling of sour synthetic feedstock with heavier crudes in the pipeline system, to persist for the remainder of 2011.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    029

Refinery utilization in Western North America averaged 75% in the second quarter of 2011, compared to 87% in the same period in 2010. The Edmonton refinery completed a six-week maintenance event that ended in early June, while the Commerce City refinery completed a five-week maintenance event by the end of April. Utilization at both refineries remained lower for brief periods following the completion of these events due to operational issues encountered when restarting certain units.

Prices and Margins

Gross margins in the second quarter of 2011 increased significantly over the same period of 2010 due mainly to higher crack spreads and depressed prices for WTI-based crudes (when compared to Brent crude) that have decreased feedstock costs for our inland refineries (Sarnia, Edmonton and Commerce City). Refining margins in the second quarter of 2011 also benefited from the rising price environment for crude, whereby inventories produced during periods of lower feedstock costs were sold and replaced with inventories produced during periods of relatively higher feedstock costs. Refining margins in the second quarter of 2010 were negatively impacted by a decreasing price environment for crude.

However, despite the increase in crack spreads during the second quarter of 2011, overall gross margins were not as high as in the first quarter of 2011, mainly due to lower crude throughputs associated with planned maintenance events and higher costs for sweet and sour synthetic crude feedstock. Also, the impact of the rising price environment for crude was significantly greater in the first quarter of 2011 than in the second quarter of 2011.

Margins in the retail and wholesale channels remained strong in the second quarter of 2011 and were consistent with margins in the same period of 2010.

Expenses and Other Factors

Operating expenses were lower in the second quarter of 2011 than in the second quarter of 2010, mainly due to a recovery of share-based compensation expense that was triggered primarily by a decrease in the company's common stock price.

Other income was lower in the second quarter of 2011 than in the second quarter of 2010, mainly due to lower gains on derivative financial instruments held for risk management activities.

Results for the First Six Months of 2011

Net earnings and operating earnings for the first six months of 2011 were $940 million, compared with net earnings of $293 million and operating earnings of $271 million over the same period in 2010. Operating earnings increased mainly because of significantly higher refining margins, due mainly to higher crack spreads and the increasing price environment for crude, whereby inventories produced during periods of lower feedstock costs were sold and replaced with inventories produced during periods of relatively higher feedstock costs.

Cash flow from operations was $1.429 billion for the first six months of 2011, compared to $598 million over the same period in 2010, and increased primarily due to higher refining margins.

Planned Maintenance Events

For the remainder of the year, the company has only minor maintenance events scheduled at its refineries, none of which are anticipated to significantly impact production results, partly due to Suncor's ability to leverage production capacity at its other facilities, including distillate production at the upgrading complex in Oil Sands.

             Suncor Energy Inc.
 030    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2011	2010	2011	2010

Net earnings (loss)	90	(483)	72	(468)

Operating earnings (loss) (1)
Renewable energy	23	7	38	21
Energy trading	29	27	68	19
Corporate	(26)	(166)	(215)	(374)
Group eliminations	10	2	(35)	5

	36	(130)	(144)	(329)

Cash flow from (used in) operations (1)	67	(197)	(189)	(514)

Power generation marketed (gigawatt hours)	49	42	104	87

Ethanol production (thousands of m3)	94.4	49.9	176.1	103.3

(1)
Non-GAAP financial measures. Operating earnings is reconciled to net earnings below. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Net earnings for Corporate, Energy Trading and Eliminations in the second quarter of 2011 were $90 million, compared to a net loss of $483 million in the second quarter of 2010. In the second quarter of 2011, the Canadian dollar strengthened in relation to the U.S. dollar as the US$/Cdn$ exchange rate increased from 1.03 to 1.04, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $54 million. In the second quarter of 2010, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate decreased from 0.98 to 0.94, resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $330 million.

Operating Earnings

Operating earnings for Corporate, Energy Trading and Eliminations in the second quarter of 2011 were $36 million, compared with an operating loss of $130 million in the second quarter of 2010.

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Net earnings (loss)	90	(483)	72	(468)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(54)	330	(216)	100
Merger and integration costs	—	23	—	39

Operating earnings (loss) (1)	36	(130)	(144)	(329)

(1)
Non-GAAP financial measure. The company has restated prior period operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    031

Renewable Energy

Suncor's renewable energy assets contributed operating earnings of $23 million in the second quarter of 2011, compared to $7 million in the second quarter of 2010. The increase in earnings over the prior year quarter was due mainly to higher production volumes and margins for ethanol. At the end of January 2011, Suncor completed the expansion of its ethanol plant in Ontario, which increased production capacity from 200 million litres per year to 400 million litres per year.

During May 2011, the eight-turbine, 20-MW Kent Breeze wind power project in southwest Ontario commenced operations. Suncor owns 100% of the asset and is the operator.

Energy Trading

Energy trading activities contributed operating earnings of $29 million in the second quarter of 2011, compared with operating earnings of $27 million in the second quarter of 2010. The increase in earnings occurred primarily in heavy crude trading strategies that purchase heavy crude oil in Alberta and transport it to markets with more favourable prices, which benefited from the premium for Brent crude over WTI.

Corporate and Eliminations

Corporate had an operating loss of $26 million in the second quarter of 2011, compared with an operating loss of $166 million in the second quarter of 2010. The decrease in operating loss was due mainly to a recovery of share-based compensation expense that was triggered by a decrease in the company's common stock price and an increase in capitalized interest.

In the second quarter of 2011, the company capitalized 88% of its borrowing costs as part of the cost of major development assets and construction projects, compared to 39% in the second quarter of 2010. With the onset of the strategic alliance with Total E&P, the company resumed capitalizing interest for the Voyageur upgrader project and commenced capitalizing interest for the Fort Hills and Joslyn projects at the beginning of the second quarter.

Group eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company determines that the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2011, $10 million of intersegment profit previously eliminated was recognized, mainly due to a decrease in intersegment inventory volumes.

Results for the First Six Months of 2011

Net earnings for Corporate, Energy Trading and Eliminations for the first six months of 2011 were $72 million, compared to a net loss of $468 million over the same period in 2010. Over the first six months of 2011, the Canadian dollar strengthened in relation to the U.S. dollar as the US$/Cdn$ exchange rate increased from 1.01 to 1.04, resulting in an after-tax unrealized foreign exchange gain on U.S. dollar denominated long-term debt of $216 million. Over the first six months of 2010, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate decreased from 0.96 to 0.94, resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $100 million.

The operating loss for Corporate, Energy Trading and Eliminations over the first six months of 2011 was $144 million, compared with an operating loss of $329 million over the same period in 2010. This decrease in operating loss was due mainly to the same factors noted above, as operating losses for Corporate, Energy Trading and Eliminations were similar in the first quarters of 2011 and 2010.

             Suncor Energy Inc.
 032    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

6. QUARTERLY FINANCIAL DATA

Three months ended (1) ($ millions, unless otherwise noted)	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	Mar 31 2010	Dec 31 2009	Sept 30 2009

Total production(mboe/d)	460.0	601.3	625.6	635.5	633.9	564.6	638.2	531.8

Revenues and other income
Operating revenues, net of royalties	9 510	9 256	8 982	7 717	8 174	7 130	6 950	5 397
Other income (2)	77	132	358	(45)	287	1	162	474

	9 587	9 388	9 340	7 672	8 461	7 131	7 112	5 871

Net earnings	562	1 028	1 286	1 224	540	779	457	929
per common share – basic(dollars)
Basic	0.36	0.65	0.82	0.78	0.35	0.50	0.29	0.69
Diluted	0.31	0.65	0.82	0.78	0.34	0.46	0.29	0.68

Operating earnings (3)(4)	980	1 478	808	785	839	370	342	362
per common share – basic (3)(4) (dollars)	0.62	0.94	0.52	0.50	0.54	0.24	0.22	0.29

Cash flow from operations (4)	1 982	2 393	2 132	1 630	1 770	1 124	1 129	574
per common share – basic (4) (dollars)	1.26	1.52	1.36	1.04	1.13	0.72	0.72	0.46

ROCE (4)(5) (%) for the twelve months ended	11.1	12.5	11.4	9.3	7.9	4.8	2.6	3.7

Common share information
Dividend per common share (dollars)	0.11	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	37.80	43.48	38.28	33.50	31.33	33.03	37.21	37.40
New York Stock Exchange (US$)	39.10	44.84	38.29	32.55	29.44	32.54	35.31	34.56

(1)
Quarterly data for periods ending in 2009 is presented in accordance with Previous GAAP. Inputs for metrics for twelve-month periods have been calculated using earnings information prepared in accordance with IFRS for the portion of the twelve-month period pertaining to 2010 and under Previous GAAP for the portion of the twelve-month period pertaining to 2009. 2010 data includes amounts classified as discontinued operations under Previous GAAP. See the Advisories – Basis of Presentation section of this MD&A.

(2)
During the second quarter of 2011, the company completed a review of its energy supply and trading activities and determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Amounts presented above for all quarters have been restated to conform to this presentation. See the Other Items – Changes in Accounting Policies section of this MD&A.

(3)
The company has restated 2010 operating earnings for the transition to IFRS and for the removal of certain prior period operating earnings adjustments. Operating earnings for periods ending in 2009 have not been restated for these items. See the Advisories – Basis of Presentation and the Non-GAAP Financial Measures Advisory sections of this MD&A.

(4)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(5)
Excludes capitalized costs related to major projects in progress.

Trends in Suncor's quarterly earnings results and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major planned maintenance events, such as the one that occurred at Upgrader 2 in Oil Sands in the second quarter of 2011, and by changes in commodity prices, refining crack spreads and foreign exchange rates, which are discussed in the Consolidated Financial Information – Business Environment section of this MD&A.

Over the last eight quarters, Suncor's results were impacted by several important events:

•
Results in the first quarter of 2010 were significantly impacted by two upgrader fires that decreased Oil Sands production.

•
As part of its strategic business alignment subsequent to the merger with Petro-Canada, Suncor divested a number of non-core assets in its Exploration and Production segment throughout 2010 and 2011. Decreases in production volumes in 2011 are due in part to the disposition of these assets, which contributed average production of approximately 60 mboe/d in 2010. Also, the resulting gains and losses on disposition of these assets had one-time impacts on net earnings in the quarters in which they occurred.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    033

•
Significant changes occurring through the latter half of 2009 primarily reflect expanded operations associated with the merger, which closed August 1, 2009.

Net earnings over the last eight quarters were also affected by other one-time adjustments, including:

•
The second quarter of 2011 included impairment charges of $514 million (net of income taxes of $nil) against assets in Libya that were associated with the shut-in of production due to political violence, which also decreased production volumes over the first six months of the year.

•
The first quarter of 2011 included a $442 million adjustment to deferred income tax expense related to an increase in U.K. tax rates on oil and gas profits in the North Sea.

•
The fourth quarter of 2010 included an after-tax gain of $191 million for the redetermination of working interests in the Terra Nova oilfield and an after-tax royalty recovery of $105 million with respect to the modification of the bitumen valuation methodology calculation.

•
The second quarter of 2010 included an after-tax write-off of $141 million for Oil Sands assets that were being used in the development of an alternative extraction process.

•
The fourth quarter of 2009 included a one-time positive income tax rate adjustment of $148 million resulting from the provincial rate reduction in Ontario.

•
The third quarter of 2009 included a gain of $438 million (net of income taxes of $nil) for the effective settlement of a pre-existing processing agreement with Petro-Canada as a result of the merger.

7. CAPITAL INVESTMENT UPDATE

OVERVIEW

Suncor spent $1.941 billion on expenditures for property, plant and equipment and exploration activities in the second quarter of 2011. Suncor's total capital budget for 2011 is $6.7 billion, including $2.9 billion directed toward growth projects.

Capital and Exploration Expenditures (1)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Oil Sands	1 521	990	2 701	1 680
Exploration and Production	194	275	422	634
Refining and Marketing	186	177	292	243
Corporate, Energy Trading and Eliminations	40	76	102	97

Total	1 941	1 518	3 517	2 654

(1)
Amounts include capitalized interest.

The following sections providing capital investment updates for Suncor's segments contain forward-looking information. See the Advisory – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

             Suncor Energy Inc.
 034    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

OIL SANDS

Oil Sands capital and exploration expenditures were $1.521 billion in the second quarter of 2011. Significant sustaining capital expenditures included the planned maintenance event at Upgrader 2.

Growth spending has been focused primarily on the following projects:

•
Second quarter capital expenditures for Firebag Stage 3 were $196 million, bringing total project expenditures to $4.150 billion. The company's estimate of the total cost to complete this project is now $4.4 billion, revised from $3.638 billion (+10/-10%). The revision to the total cost estimate is primarily due to scope changes, including facilities and infrastructure also required for Firebag Stage 4, and execution issues as a result of, amongst other things, changing market conditions and the impacts of moving a major project in and out of safe mode. Firebag Stage 3 achieved first oil from the first well pad during July. Steam is expected to be injected into two additional well pads by the end of the third quarter of 2011. The construction of cogeneration facilities and the central plant, with the exception of the diluent stripping unit, was completed in the second quarter of 2011. These assets are expected to be commissioned and brought into service during the third and fourth quarters of 2011. The ramp-up period to achieve full production rates for Stage 3 is anticipated over the next 24 months. Facilities have a planned capacity of 62,500 bbls/d of bitumen.

•
Second quarter capital expenditures for Firebag Stage 4 were $173 million, bringing total project expenditures to date to $819 million. Construction continued in the second quarter of 2011 on infrastructure, central plant and cogeneration facilities, and the two well pads. The company's total cost estimate for this project is $2.0 billion (+10/-10%). As of June 30, 2011, we have completed approximately 98% of engineering activities and 25% of planned construction activities. Some infrastructure required for Stage 4 has been completed as part of Stage 3. The company expects to begin production from the Stage 4 expansion late in the first quarter of 2013. Facilities have a planned capacity of 62,500 bbls/d of bitumen.

•
The company continued construction of the Millennium Naphtha Unit (MNU), which is on schedule to be completed during the fourth quarter of 2011, with resulting increases to hydrotreating capacity expected in the first quarter of 2012.

•
Suncor plans to start production from the North Steepbank Extension (NSE) mining area in 2012. Work to be completed in 2011 includes overburden removal and the construction of haul roads, maintenance facilities and a power station. The NSE project is expected to improve the productivity of overall mining operations and decrease operating costs by alleviating congestion and reducing overall haul times. The company has applied for an amendment to its regulatory approvals to increase the project area at the NSE. If approved, the expanded area is expected to provide additional recoverable bitumen.

Suncor is in the process of implementing its TROTM tailings reclamation technology at Oil Sands. Implementation includes the construction of infrastructure – pumping and pipeline facilities for tailings and water transfers – across oil sands mining operations. The project is on schedule to be completed by the fourth quarter of 2012.

For 2011, Suncor anticipates additional expenditures for (i) the Voyageur upgrader to focus on the remobilization of the workforce, confirmation of current design and modification of project execution plans; (ii) the Fort Hills project to focus on design basis memorandum engineering; and (iii) the Joslyn mining project to focus on geological, engineering, regulatory and environmental studies.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    035

EXPLORATION AND PRODUCTION

The Exploration and Production segment spent $194 million on capital and exploration expenditures in the second quarter of 2011, primarily on development drilling at Terra Nova, Hibernia, White Rose and Syria.

For East Coast Canada operations:

•
During July 2011, Suncor completed a production well at Terra Nova. Drilling began in May 2011, but was delayed due to the completion of exploratory drilling on the Ballicatters well.

•
The company continues to evaluate results from the Ballicatters exploration well.

•
White Rose is proceeding with a pilot project to provide additional information about the West White Rose field that is part of the White Rose Extensions. The completion of the first of two pilot wells and initial production volumes are expected in the third quarter of 2011, with water injection support expected to come on-stream in early 2012.

•
For Hebron, front-end engineering activities are continuing, and the project development plan application was submitted to the Canada Newfoundland and Labrador Offshore Petroleum Board on April 15, 2011.

For North Sea operations:

•
In late 2010, a preliminary field development plan was filed for the Golden Eagle Area Development in the U.K. portion of the North Sea, which included stand-alone facilities designed for 70,000 boe/d of gross production. Suncor has approved investment for the company's 26.69% interest in this development, subject to the development receiving certain regulatory approvals. During the second quarter of 2011, the partners in this development purchased production licences for additional offshore blocks.

•
The company has secured a rig to drill its third appraisal well for the Beta discovery in the Norway portion of the North Sea under the PL375 licence. Drilling is expected to commence in the first quarter of 2012. Under our PL405 licence, the operator expects to spud an exploration well in the third quarter of 2011.

•
In the second quarter of 2011, Suncor was awarded new exploration licences (two operated and one non-operated) in the Norway portion of the North Sea.

For Other International operations, Suncor is currently drilling an oil production well associated with the Ebla project in Syria.

REFINING AND MARKETING

Refining and Marketing spent $186 million on capital expenditures in the second quarter of 2011, focused primarily on planned maintenance events at three of the company's refineries and a project to reduce benzene content in gasoline production at the Commerce City refinery.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Renewable Energy

Development of the 88-MW Wintering Hills wind project in southern Alberta continued during the second quarter of 2011, with capital expenditures focused on the acquisition of wind turbines and the construction of plant facilities and infrastructure. The company expects the Wintering Hills project to be completed in the fourth quarter of 2011. In addition, the Kent Breeze wind project located in southwest Ontario was completed in April 2011 and commissioned in May 2011.

Corporate

Corporate capital expenditures continue on initiatives to integrate pre-merger information systems onto one common platform.

             Suncor Energy Inc.
 036    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

8. FINANCIAL CONDITION AND LIQUIDITY

Indicators

($ millions, except as noted)	June 30 2011	December 31 2010

Working capital (1)	711	1 148

Short-term debt	750	1 984
Current portion of long-term debt	515	518
Long-term debt	9 570	9 829

Total debt	10 835	12 331
Less: Cash and cash equivalents	3 097	1 077

Net debt	7 738	11 254

Shareholders' equity	36 789	35 192

Total debt plus shareholders' equity	47 624	47 523

Total debt to total debt plus shareholders' equity (%)	23	26

(1)
Current assets less current liabilities, excluding cash and cash equivalents, short-term debt, current portion of long-term debt and current assets and liabilities associated with assets held for sale.

	Twelve months ended June 30 (1)
	2011	2010

Return on Capital Employed (%) (2)
Excluding major projects in progress	11.1	7.9
Including major projects in progress	8.1	5.6

Net debt to cash flow from operations (3) (times)	1.0	2.9

Interest coverage on long-term debt (times)
Earnings basis (4)	10.2	6.3
Cash flow from operations basis (3)(5)	14.2	9.0

(1)
Inputs for metrics for the twelve months ended June 30, 2010 have been calculated based on six months of financial information prepared in accordance with IFRS (the six months ended June 30, 2010) and six months of financial information prepared in accordance with Previous GAAP (the six months ended December 31, 2009). See the Advisories – Basis of Presentation section of this MD&A.

(2)
Non-GAAP financial measure. The calculations for ROCE are detailed in the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(4)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(5)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2011 capital spending program and meet current and long-term working capital requirements through existing cash balances and short-term investments, which include net proceeds from transactions related to the strategic alliance with Total E&P, cash flow from operations for the remainder of 2011, and its available committed credit facilities. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    037

For the twelve months ended June 30, 2011, the company's net debt to cash flow from operations measure was 1.0 times, which met management's target of less than 2.0 times.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

At June 30, 2011, Suncor's net debt was $7.738 billion, compared to $11.254 billion at December 31, 2010. Over the first six months of 2011, net debt decreased by $3.516 billion, largely due to an increase in cash and cash equivalents resulting from higher cash flow from operations and net cash proceeds received from the transactions with Total E&P, partially offset by higher capital and exploration expenditures. During the second quarter, the company also increased its quarterly dividend by 10%, to $0.11 per common share.

Cash and cash equivalents increased $2.020 billion during the first six months of 2011, including the impact of the company reducing its short-term debt by $1.234 billion. Unutilized lines of credit at June 30, 2011 were approximately $6.6 billion, compared to $5.3 billion at December 31, 2010, and increased due to the repayment of short-term debt.

The company plans to repay the $500 million Medium Term Notes due in August 2011 from cash and cash equivalents existing as at June 30, 2011. The company expects to maintain access to short-term commercial paper borrowing at competitive interest rates by keeping short-term debt at existing levels (approximately $750 million). The company has invested excess cash in short-term financial instruments that are presented as Cash and Cash Equivalents in the Consolidated Balance Sheets. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital and maintain adequate liquidity to meet cash flow requirements of Suncor's ten-year growth strategy, and to deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings. As at June 30, 2011, the weighted average term to maturity of the short-term investment portfolio was 30 days.

Suncor is subject to financial and operating covenants related to its public market and bank debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 60% of its total debt plus shareholders' equity. At June 30, 2011, total debt to total debt plus shareholders' equity was 23% (December 31, 2010 – 26%). The company is also currently in compliance with all operating covenants.

The preceding paragraphs contain forward-looking information. See the Advisory – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

Outstanding Shares

(thousands)	June 30, 2011

Common shares	1 573 765
Common share options – exercisable and non-exercisable	63 240
Common share options – exercisable	42 570

As at July 22, 2011, the total number of common shares outstanding was 1,573,918,649 and the total number of exercisable and non-exercisable common share options outstanding was 62,877,478. Once exercisable, each outstanding common share option is convertible into one common share.

             Suncor Energy Inc.
 038    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Canadian Federal Budget Proposal

Subsequent to the May 2011 election, the federal government of Canada reintroduced its budget on June 6, 2011. As at June 30, 2011, none of the budget proposals had been included in a bill before Parliament and, therefore, are not considered substantively enacted for accounting purposes. The budget included several changes that could have a significant impact on Suncor, including the limitation of deferral opportunities for corporate partnerships, the change in the future treatment of oil sands lease purchases to Canadian oil and gas property expense from Canadian development expense, and the change in future treatment of pre-production development expenses for oil sands mines to Canadian development expense from Canadian exploration expense. A better understanding of the effects of the budget is subject to a review of the actual legislation when such details are released. The company's preliminary assessment is that the budget proposals will decrease cash flow from operations by accelerating the payment of cash income taxes, but will not have a significant impact on net earnings.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Aggregate Contractual Obligations section of its 2010 MD&A, which section is herein incorporated by reference.

Since December 31, 2010, there have been no material changes to amounts presented in the Aggregate Contractual Obligations table, except that the time frame for the completion of exploration commitments (US$335 million) and payment of other long-term liabilities (US$290 million) pertaining to the EPSAs in Libya may be deferred until later years as a result of declaring force majeure on its EPSAs, and except for the reclassification of $460 million from operating lease agreements to capital lease payments as a result of the company's transition to IFRS.

The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition, results of operations, liquidity or capital expenditures.

9. OTHER ITEMS

CHANGES IN ACCOUNTING POLICIES

Suncor's significant accounting policies are described in note 3 to the March 31, 2011 unaudited interim Consolidated Financial Statements.

Adoption of IFRS

Effective January 1, 2011, the company began reporting under IFRS. The accounting policies referenced above have been applied in preparing the financial results for the six-month periods ended June 30, 2011 and 2010, the financial results for the year ended December 31, 2010, and the company's opening balance sheet as at January 1, 2010. A detailed reconciliation of amounts reported under Previous GAAP to those presented in this MD&A is provided in note 4 to the June 30, 2011 unaudited interim Consolidated Financial Statements.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    039

The following table provides a summary reconciliation of consolidated net earnings reported under Previous GAAP to that reported under IFRS:

	Three and six months ended June 30, 2010
($ millions)	Q2	YTD

Net earnings, as reported under Previous GAAP	480	1 196
Adjustments to net earnings:
Depreciation, depletion, amortization and impairment	54	118
Gain on disposal of assets	1	14
Other	25	33
Provision for deferred income taxes	(20)	(42)

Net earnings, as reported under IFRS	540	1 319

The transition to IFRS included adjustments of $1.632 billion that decreased the carrying amount of Suncor's property, plant and equipment as at January 1, 2010. Suncor applied an IFRS exemption that permitted it to revalue the amount of decommissioning and restoration costs included in the carrying value of the related assets. Suncor also applied an IFRS exemption that permitted it to record certain assets at fair value less costs to sell on the date of transition. The increase in net earnings under IFRS compared to Previous GAAP is primarily a result of applying these exemptions to decrease the company's carrying value of property, plant and equipment, and consequently decrease subsequent depreciation of those assets and increase any gains or decrease any losses on the disposal of those assets.

The transition to IFRS also required that the company adopt accounting policies that are different to those previously reported. Changes to accounting policies that may have a significant impact on the company's net earnings or presentation of net earnings include:

•
Impairment of assets – Under Previous GAAP, an asset was not impaired if estimates of its recoverable amount using undiscounted expected future cash flows exceeded its net carrying value. Under IFRS, discounted cash flows must form the estimate of recoverable amount, essentially making it more likely that asset impairments will occur.

•
Classification of discontinued operations – Under Previous GAAP, most of the company's 2010 asset dispositions met the definition of discontinued operations, whereas under IFRS only an immaterial amount of the 2010 dispositions met the IFRS definition of discontinued operations. As a result, the company has restated amounts previously reported and is not presenting any discontinued operations for 2010 comparative figures.

Energy Supply and Trading Activities

During the second quarter of 2011, the company completed a review of its energy supply and trading activities and determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Realized and unrealized gains and losses, and the underlying settlement of these transactions, will now be recognized and recorded on a net basis in Other Income. Prior period comparative figures have been reclassified for comparability with the current period presentation. Changes to the Consolidated Statements of Comprehensive Income are as follows:

	Three and six months ended June 30, 2010
($ millions, increase/(decrease))	Q2	YTD

Energy supply and trading activities income	(671)	(931)
Other income	114	96
Energy supply and trading activities expenses	(557)	(835)

Net earnings	—	—

             Suncor Energy Inc.
 040    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Recently Announced Accounting Standards

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board (IASB) project to replace IAS 39 – Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 – Financial Instruments. The standard contains requirements for the classification and measurement of financial assets. The new standard was further revised in October 2010 to include requirements regarding the classification and measurement of financial liabilities. The standard is applicable for Suncor's fiscal year beginning January 1, 2013. The full impact of the standard will not be known until the phases of the IASB's financial instruments project that address hedging and impairments have been completed.

Reporting Entity

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosures of Interests in Other Entities, and amendments to IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and structured entities. IFRS 11 establishes a principles-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement, and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Amendments to IAS 27 and IAS 28 reflect requirements in the new standards.

These standards and amendments are effective for Suncor's fiscal year beginning January 1, 2013. The company is currently assessing the impact of these standards and amendments.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for all fair value measurement, clarifies the definition of fair value and enhances the disclosures on fair value measurement. This standard is effective for Suncor's fiscal year beginning January 1, 2013. The company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits, which revise the recognition, presentation and disclosure requirements for defined benefit plans. These amendments are effective for Suncor's fiscal year beginning January 1, 2013. The company does not anticipate significant impacts as a result of these amendments.

FINANCIAL INSTRUMENTS

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits.

For more information on Suncor's financial instruments and the related financial risk factors, see note 21 of the audited Consolidated Financial Statements for the year ended December 31, 2010, which note is herein incorporated by reference.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    041

RISK FACTORS

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other issues described within the Advisory – Forward-Looking Information section of this MD&A. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2010 MD&A, which section is herein incorporated by reference.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates, which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in the Critical Accounting Estimates section of the company's May 2, 2011 MD&A.

During the second quarter of 2011, the company recorded impairment charges against property, plant and equipment, exploration and evaluation assets, and inventories pertaining to its operations in Libya. The carrying values of property, plant and equipment and exploration and evaluation assets were adjusted to the company's best estimate of net recoverable value using a value-in-use premise, which was determined using discounted cash flow models under probability-weighted scenarios representing i) resumption of operations after one year; ii) resumption of operations after one year, but within two years; and iii) no resumption of operations. Scenarios involving the company resuming operations used current forecasts for the price of crude oil, estimates of operating and development expenditures based on the field redevelopment anticipated by Suncor's business plans prior to the suspension of operations, a discount rate (17%) that represents management's best estimate of the ongoing risk involved with operating in Libya, and management's best estimate of the incremental rebuilding costs to bring operations back on-stream. Management's forecasts for output were based on proved and probable reserves evaluated by external qualified reserves evaluators and risk-adjusted best estimates of contingent resources evaluated by Suncor's internal qualified reserves evaluators, both evaluated as at December 31, 2010 (Suncor's statement of reserves data and other oil and gas information is presented in the 2010 AIF). The scenario involving the company not resuming operations in Libya included the effects of the company not paying certain liabilities. The carrying value of inventories in Libya was adjusted to nil because of the uncertainty surrounding whether or not the volumes would ever be accessible to the company. These impairments may be reversed in subsequent periods if and when uncertainties underlying management's assumptions are resolved.

CONTROL ENVIRONMENT

Based on their evaluation as of June 30, 2011, Suncor's chief executive officer and chief financial officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of

             Suncor Energy Inc.
 042    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

June 30, 2011, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) to 15d-15(f)) that occurred during the three-month period ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of political violence in Libya, Suncor is not able to monitor the status of all of its facilities, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in Libya and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

The company continues to integrate Petro-Canada's historical internal controls over financial reporting with its own internal controls over financial reporting. This integration will lead to changes in these controls in future fiscal periods, but it is not yet known whether these changes will materially affect internal control over financial reporting. This integration process is expected to be completed by the end of 2011.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CORPORATE GUIDANCE

Suncor has updated its 2011 corporate guidance that was updated previously on May 3, 2011. The press release of Suncor dated July 28, 2011, which is also available on www.sedar.com, provides the new guidance and the reasons for the revisions.

10. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, ROCE and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. All reconciling items are presented on an after-tax basis.

Prior period operating earnings have been restated in this MD&A. In the fourth quarter of 2010, the company reflected two one-time earnings adjustments – the modification of the bitumen valuation methodology and the gain on the redetermination of working interests in the Terra Nova oilfield – by restating operating earnings for all relevant prior quarters. In the first quarter of 2011, three operating earnings adjustments – mark-to-market valuation of stock-based compensation, project start-up costs and costs related to the deferral of growth projects – were eliminated from the operating earnings reconciliation due to their relatively minor impact on operating earnings in 2011 and 2010. Less significant individual gains and losses on disposal were also removed from operating earnings reconciling items reported in prior periods. Finally, adjustments to net earnings for the transition to IFRS also had an impact on operating earnings and existing operating earnings adjustments.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    043

The following is a reconciliation of operating earnings as reported in the company's previous reports to operating earnings as reported in this MD&A:

Three and six months ended June 30, 2010	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	Q2	YTD	Q2	YTD	Q2	YTD	Q2	YTD	Q2	YTD

Operating earnings (loss), as previously reported (1)(2)	544	648	262	540	113	244	(138)	(364)	781	1 068
Adjustments for one-time earnings effects:
Redetermination of working interests in Terra Nova	—	—	8	16	—	—	—	—	8	16
Modification of the bitumen valuation methodology	16	25	—	—	—	—	—	—	16	25
Removal of operating earnings adjustments:
Mark-to-market valuation of stock-based compensation	2	4	1	13	(1)	7	5	34	7	58
(Loss) gain on significant disposals	(2)	(2)	—	—	4	4	—	—	2	2
Project start-up costs	(11)	(19)	(1)	(2)	—	—	—	—	(12)	(21)
Costs related to deferral of growth projects	(24)	(54)	—	—	—	—	—	—	(24)	(54)
IFRS adjustments:
Net earnings	17	30	32	76	8	16	3	1	60	123
Operating earnings reconciling items:
(Gain) loss on significant disposals	—	—	1	(8)	—	—	—	—	1	(8)

Operating earnings (loss), as restated in this MD&A	542	632	303	635	124	271	(130)	(329)	839	1 209

(1)
Operating earnings (loss) includes amounts classified as discontinued operations under Previous GAAP.

(2)
Operating earnings (loss) as previously reported in Suncor's MD&A dated July 27, 2010.

             Suncor Energy Inc.
 044    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance, leverage and liquidity.

		For the twelve months ended June 30
($ millions, except as noted)		2011	2010

Adjustments to net earnings (1)

Net earnings		4 104	2 582
Add after-tax amounts for:
Unrealized foreign exchange gain on U.S. dollar denominated long-term debt		(690)	(442)
Interest expense		234	363

	A	3 648	2 503

Capital employed – beginning of twelve-month period (2)
Net debt		13 319	9 046
Shareholders' equity		32 896	14 204

		46 215	23 250

Capital employed – end of twelve-month period
Net debt		7 738	13 319
Shareholders' equity		36 789	32 896

		44 527	46 215

Average capital employed (3)	B	45 248	44 447

ROCE – including major projects in progress (%)	A/B	8.1	5.6

Average capitalized costs related to major projects in progress	C	12 520	12 715

ROCE – excluding major projects in progress (%)	A/(B-C)	11.1	7.9

(1)
Earnings figures for the twelve months ended June 30, 2010 include six months reported under IFRS and six months reported under Previous GAAP. See the Advisories – Basis of Presentation section of this MD&A.

(2)
Financial information as at June 30, 2009 is presented as reported under Previous GAAP. See the Advisories – Basis of Presentation section of this MD&A.

(3)
Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    045

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – Cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, fluctuations for the timing or payment of risk management positions, offshore feedstock purchases, and fuel taxes and income taxes, which management believes reduces comparability between periods.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Net earnings (loss)	371	534	(212)	343	313	146	90	(483)	562	540
Adjustments for:
Depreciation, depletion, amortization and impairment	334	449	847	452	112	105	17	24	1 310	1 030
Deferred income taxes	140	175	51	82	99	24	23	(87)	313	194
Accretion of liabilities	26	26	18	21	1	1	—	—	45	48
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	(62)	376	(62)	376
Change in fair value of derivative contracts	—	(144)	—	—	—	(1)	(21)	(28)	(21)	(173)
Loss (gain) on disposal of assets	(6)	2	(50)	(146)	(4)	(6)	—	1	(60)	(149)
Share-based compensation	(16)	(2)	(3)	(12)	(12)	2	(70)	(7)	(101)	(19)
Exploration expenses	—	—	17	20	—	—	—	—	17	20
Other	(116)	(103)	14	—	(9)	(1)	90	7	(21)	(97)

Cash flow from (used in) operations	733	937	682	760	500	270	67	(197)	1 982	1 770
Decrease (increase) in non-cash working capital	469	321	185	(147)	(108)	139	(278)	(251)	268	62

Cash flow provided by (used in) operating activities	1 202	1 258	867	613	392	409	(211)	(448)	2 250	1 832

             Suncor Energy Inc.
 046    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Net earnings (loss)	976	623	(398)	871	940	293	72	(468)	1 590	1 319
Adjustments for:
Depreciation, depletion, amortization and impairment	645	708	1 201	922	214	214	35	34	2 095	1 878
Deferred income taxes	330	204	304	179	302	85	(21)	(116)	915	352
Accretion of liabilities	44	52	37	42	2	2	—	—	83	96
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	(248)	116	(248)	116
Change in fair value of derivative contracts	—	(211)	—	—	3	(1)	(79)	(41)	(76)	(253)
Loss (gain) on disposal of assets	106	11	96	(426)	(10)	(3)	(1)	1	191	(417)
Share-based compensation	32	10	6	(21)	25	(8)	9	(75)	72	(94)
Exploration expenses	—	—	19	36	—	—	—	—	19	36
Other	(263)	(195)	—	5	(47)	16	44	35	(266)	(139)

Cash flow from (used in) operations	1 870	1 202	1 265	1 608	1 429	598	(189)	(514)	4 375	2 894
Decrease (increase) in non-cash working capital	(252)	(753)	726	(243)	(771)	(61)	690	261	393	(796)

Cash flow provided by (used in) operating activities	1 618	449	1 991	1 365	658	537	501	(253)	4 768	2 098

Oil Sands Cash Operating Costs

Oil Sands cash operating costs are reconciled in the Segmented Results and Analysis – Oil Sands section of this MD&A. Cash operating costs have also been restated for the transition to IFRS. The following table reconciles amounts previously reported to those presented in this MD&A:

	Three months ended June 30, 2010		Six months ended June 30, 2010
	$ millions	$/bbl	$ millions	$/bbl

Cash operating costs, as previously reported	966	35.90	1 965	43.50
IFRS adjustments:
Accretion of liabilities	(4)		(8)
Operating leases reclassified to finance leases	(2)		(5)

Cash operating costs, as restated in this MD&A	960	35.70	1 952	43.30

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    047

11. ADVISORY – FORWARD-LOOKING INFORMATION

This Management's Discussion and Analysis contains certain forward-looking statements and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", and similar expressions.

Forward-looking statements in this Management's Discussion and Analysis include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including:

•
Preliminary H2S remediation activities and the completion of a new production well which are anticipated to increase production output from Terra Nova, although overall production is expected to be lower than 2010 throughout the remainder of 2011;

•
Significant incremental or sustained production from the Hibernia Southern Extension will not occur until further development drilling water injection wells and subsea infrastructure comes on-stream, which is expected by 2013 to 2014;

•
Full production rates at Buzzard are expected by the end of August, after the cooling system repairs and the commissioning and start-up of the fourth platform are completed;

•
Production in Libya will remain shut-in and not resume in 2011; and

•
Contamination and apportionment issues will continue to impact the Sarnia refinery for the remainder of 2011.

The anticipated timing, duration and impact of planned maintenance events, including:

•
Work associated with Suncor's rolling maintenance program on coker units in the third and fourth quarters of 2011, which is not expected to have a significant impact on overall Oil Sands production;

•
Central processing facilities at MacKay River for two weeks overlapping the third and fourth quarters of 2011 and the company's expectation that the event will not have a significant impact on overall Oil Sands production;

•
Central processing facilities (Plant 91) at Firebag during the second quarter of 2012;

•
A coker unit at Syncrude, for six weeks in September and October of 2011;

•
The four-week annual maintenance outage at Terra Nova scheduled to begin in September 2011 and the estimated decrease to the company's share of production, which includes production from the well that was completed in July 2011, of approximately 20 mbbls/d over the duration of the outage;

•
The 15-week dockside maintenance program at Terra Nova deferred to 2012 and the plans to resolve H2S issues that will be implemented concurrently;

•
The possibility of dockside maintenance for the White Rose floating production storage and offloading vessel in 2012;

•
Planned maintenance at Buzzard to be completed during a short period of time in the third quarter; and

•
Suncor's belief that minor maintenance events scheduled at its refineries for the remainder of the year will not significantly impact production results, partly due to Suncor's ability to leverage production capacity at its other facilities.

Suncor's expectations about where future capital expenditures will be directed and the timing for completion of growth and other significant projects, including:

•
Suncor's plans with Total E&P to bring Fort Hills and Voyageur on-stream by 2016 and Joslyn on-stream by 2017-2018;

•
Output from Firebag Stage 3 will ramp up over a period of 24 months after achieving first oil;

•
Planned capacities of both Firebag Stages 3 and 4 are 62,500 bbls/d of bitumen;

•
The company's estimate of $4.4 billion for the total cost of Firebag Stage 3, and that scope changes include facilities that are expected to improve steam oil ratio;

•
The company's estimate for Firebag Stage 4 of $2.0 billion (+10/-10%), and that Stage 4 will begin production late in the first quarter of 2013;

•
The company's belief that future stages for Firebag will be completed at a significantly lower cost than Firebag Stage 3;

•
For Firebag Stage 3, that steam will be injected into two additional well pads by the end of the third quarter of 2011, and that central plant and cogeneration facilities will be commissioned and brought into service during the third and fourth quarters of 2011;

•
Construction of the MNU will be completed in the fourth quarter, with resulting increases to hydrotreating capacity expected in the first quarter of 2012;

             Suncor Energy Inc.
 048    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
Suncor plans to start production from the NSE in 2012, and its expectations that the NSE will improve productivity of overall mining operations and decrease operating costs by alleviating congestion and reducing overall haul times, and that, if approved, the application to increase the project area of the NSE will provide additional recoverable bitumen;

•
The company expects to fully implement TROTM infrastructure across oil sands mining operations by the fourth quarter of 2012;

•
Suncor anticipates expenditures for (i) the Voyageur upgrader to focus on the remobilization of the workforce, confirmation of current design and modification of project execution plans; (ii) the Fort Hills project to focus on design base memorandum engineering; and (iii) the Joslyn mining project to focus on geological, engineering, regulatory and environmental studies;

•
White Rose will complete the first of two pilot wells as part of the White Rose Extensions in the third quarter of 2011, with water injection support expected in early 2012;

•
The company's expectations that it will invest in the Golden Eagle Area Development, subject to certain regulatory approvals, and that the development will include stand-alone facilities designed for 70,000 boe/d of gross production;

•
Drilling of the third appraisal well in the Beta discovery is expected to commence in the first quarter of 2012, and that the operator of the PL405 licence in Norway expects to spud an exploration well in the third quarter; and

•
The Wintering Hills wind project will be completed in the fourth quarter of 2011.

Also:

•
Suncor's expectation that remaining transactions involving certain of its North America Onshore assets will close in the third quarter of 2011;

•
Suncor's belief that no further dispositions of natural gas assets from its North America Onshore business will occur in 2011;

•
Suncor's assessment of the situation in Libya, including the amounts recorded as impairment charges in the second quarter of 2011 and the carrying value of such assets as at June 30, 2011;

•
Suncor's belief that any resumption of operations in Libya may involve additional remedial expenditure;

•
the possibility that the company may never resume operations in Libya and the possibility that the company's EPSAs may be terminated due to an event of force majeure extending beyond two years;

•
Management's belief that Suncor will have the capital resources to fund its planned 2011 capital spending program and to meet current and long-term working capital requirements and that, if additional capital is required, adequate additional financing will be available to Suncor in the debt capital markets at commercial terms and rates;

•
The company plans to repay the $500 million Medium Term Notes due in August 2011 from cash and cash equivalents existing as at June 30, 2011, and maintain access to short-term commercial paper at existing levels at competitive interest rates; and

•
Suncor's preliminary assessment concerning the federal budget reintroduced on June 6, 2011.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel; our ability to operate our oil sands facilities reliably in order to meet production targets; the output of newly-commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance oil sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources in oil sands processes, and planned and unplanned maintenance activities; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Fort McMurray and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political,

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    049

economic and socio-economic risks associated with Suncor's foreign operations, including the continuation of the shut-in of production in Libya and the possibility that operations in Syria may be constrained by civil and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business condition, such as commodity prices, interest rates and currency exchange; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy; failure to realize anticipated synergies or cost-savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of assets acquired and liabilities assumed in the merger with Petro-Canada. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this Management's Discussion and Analysis, including under the heading Risk Factors, and the company's 2010 AIF/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

             Suncor Energy Inc.
 050    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Revenues and Other Income
Operating revenues, net of royalties (note 6)	9 510	8 174	18 766	15 304
Other income	77	287	209	288

	9 587	8 461	18 975	15 592

Expenses
Purchases of crude oil and products	5 084	3 938	8 891	7 367
Operating, selling and general (note 8)	1 934	1 879	4 225	3 730
Transportation	181	177	343	335
Depreciation, depletion, amortization and impairment (note 7)	1 310	1 030	2 095	1 878
Exploration	31	50	89	98
Loss (gain) on disposal of assets	(60)	(149)	191	(417)
Project start-up costs	46	15	83	27
Financing expenses (income) (note 9)	20	536	(29)	405

	8 546	7 476	15 888	13 423

Earnings Before Income Taxes	1 041	985	3 087	2 169

Provisions for Income Taxes (note 13)
Current	166	251	582	498
Deferred	313	194	915	352

	479	445	1 497	850

Net Earnings	562	540	1 590	1 319

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	4	—	41	(375)
Foreign currency translation adjustment relating to assets held for sale	—	(8)	—	(65)
Foreign currency translation reclassified to net earnings	—	—	14	1
Actuarial loss on employee retirement benefit plans, net of income taxes of $13 (2010 – $45) and $9 (2010 – $74) for the three and six months ended June 30, respectively	(44)	(133)	(26)	(217)

Other Comprehensive Income (Loss)	(40)	(141)	29	(656)

Total Comprehensive Income	522	399	1 619	663

Net Earnings per Common Share (dollars) (note 10)
Basic	0.36	0.35	1.01	0.84
Diluted	0.31	0.34	0.99	0.80

Cash dividends	0.11	0.10	0.21	0.20

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    051

Consolidated Balance Sheets
(unaudited)

($ millions)	June 30 2011	December 31 2010

Assets
Current assets
Cash and cash equivalents	3 097	1 077
Accounts receivable	4 519	5 253
Inventories	3 724	3 141
Income taxes receivable	710	734
Assets held for sale (note 11)	57	762

Total current assets	12 107	10 967
Property, plant and equipment, net	49 417	49 958
Exploration and evaluation	4 333	3 961
Other assets	298	230
Goodwill and other intangible assets (note 12)	3 141	3 422
Deferred income taxes	47	69

Total assets	69 343	68 607

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	750	1 984
Current portion of long-term debt	515	518
Accounts payable and accrued liabilities	6 753	6 524
Current portion of provisions	405	527
Income taxes payable	1 084	929
Liabilities associated with assets held for sale (note 11)	10	586

Total current liabilities	9 517	11 068
Long-term debt	9 570	9 829
Other long-term liabilities	2 015	2 103
Provisions	2 473	2 504
Deferred income taxes	8 979	7 911
Shareholders' equity	36 789	35 192

Total liabilities and shareholders' equity	69 343	68 607

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 052    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Operating Activities
Net earnings	562	540	1 590	1 319
Adjustments for:
Depreciation, depletion, amortization and impairment	1 310	1 030	2 095	1 878
Deferred income taxes	313	194	915	352
Accretion of liabilities	45	48	83	96
Unrealized foreign exchange (gain) loss on U.S. dollar denominated long-term debt	(62)	376	(248)	116
Change in fair value of derivative contracts	(21)	(173)	(76)	(253)
Loss (gain) on disposal of assets	(60)	(149)	191	(417)
Share-based compensation	(101)	(19)	72	(94)
Exploration	17	20	19	36
Other	(21)	(97)	(266)	(139)
Decrease (increase) in non-cash working capital	268	62	393	(796)

Cash flow provided by operating activities	2 250	1 832	4 768	2 098

Investing Activities
Capital and exploration expenditures	(1 941)	(1 518)	(3 517)	(2 654)
Acquisitions	—	—	(842)	—
Proceeds from disposal of assets	268	311	2 958	1 253
Other investments	(3)	(3)	2	(3)
Decrease (increase) in non-cash working capital	(772)	(137)	44	(122)

Cash flow used in investing activities	(2 448)	(1 347)	(1 355)	(1 526)

Financing Activities
Net change in short-term debt	(1)	(13)	(1 233)	(8)
Net change in long-term debt	(6)	(492)	(10)	(346)
Issuance of common shares under share option plans	17	20	185	35
Dividends paid on common shares	(171)	(154)	(324)	(307)

Cash flow used in financing activities	(161)	(639)	(1 382)	(626)

Increase (Decrease) in Cash and Cash Equivalents	(359)	(154)	2 031	(54)
Effect of foreign exchange on cash and cash equivalents	(9)	7	(11)	4
Cash and cash equivalents at beginning of period	3 465	602	1 077	505

Cash and Cash Equivalents at End of Period	3 097	455	3 097	455

Supplementary Cash Flow Information
Interest paid	273	261	374	353
Income taxes paid	2	40	310	271

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    053

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Foreign Currency Translation	Cash Flow Hedge	Retained Earnings	Total	Number of Common Shares (thousands)

At January 1, 2010	20 053	536	—	15	11 881	32 485	1 559 778

Net earnings	—	—	—	—	1 319	1 319	—
Foreign currency translation adjustment	—	—	(439)	—	—	(439)	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(217)	(217)	—

Total comprehensive income (loss)	—	—	(439)	—	1 102	663	—
Dividends paid on common shares	—	—	—	—	(307)	(307)	—
Issued under share option plans	44	(14)	—	—	—	30	2 238
Issued under dividend reinvestment plan	5	—	—	—	(5)	—	152
Share-based compensation expense	—	25	—	—	—	25	—

At June 30, 2010	20 102	547	(439)	15	12 671	32 896	1 562 168

At December 31, 2010	20 188	507	(451)	14	14 934	35 192	1 565 489

Net earnings	—	—	—	—	1 590	1 590	—
Foreign currency translation adjustment	—	—	55	—	—	55	—
Actuarial loss on employee retirement benefit plans	—	—	—	—	(26)	(26)	—

Total comprehensive income	—	—	55	—	1 564	1 619	—
Dividends paid on common shares	—	—	—	—	(324)	(324)	—
Issued under share option plans	284	(44)	—	—	—	240	8 105
Issued under dividend reinvestment plan	6	—	—	—	(6)	—	171
Share-based compensation expense	—	61	—	—	—	61	—
Income tax benefit of stock option deduction in the U.S.	—	1	—	—	—	1	—

At June 30, 2011	20 478	525	(396)	14	16 168	36 789	1 573 765

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 054    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a)  Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard 34 Interim Financial Reporting within Part 1 of the Canadian Institute of Chartered Accountants (CICA) Handbook. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010.

Effective January 1, 2011, the company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), and IFRS 1 First-Time Adoption of International Financial Reporting Standards (IFRS 1) has been applied. In previous years, the company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative information has been restated from Previous GAAP to IFRS. The impact of the transition to IFRS on the company's previously reported financial statements for the three and six months ended June 30, 2010 is presented in note 4. The impact on the company's previously reported financial statements for the year ended December 31, 2010, and the opening balance sheet at January 1, 2010, is disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at July 26, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the company's annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these interim consolidated financial statements, including the adjustments recognized on transition to IFRS.

(b)  Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011. Those accounting policies have been applied consistently to all periods presented in these financial statements.

(c)  Functional Currency

These consolidated financial statements are presented in Canadian dollars (Cdn$), which is the company's functional currency.

(d)  Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as at the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    055

Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated interim financial statements for the three months ended March 31, 2011.

3. RECENTLY ANNOUNCED ACCOUNTING PRONOUNCEMENTS

Financial Instruments: Recognition and Measurement

In November 2009, as part of the International Accounting Standards Board's (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments. It contained requirements for the classification and measurement of financial assets, and was updated in October 2010 to incorporate financial liabilities. The standard is applicable for annual periods starting on or after January 1, 2013. The full impact of this standard will not be known until the phases addressing hedging and impairments have been completed.

Fair Value Measurements

In May 2011, the IASB issued IFRS 13 Fair Value Measurement, which establishes a single source of guidance for all fair value measurements; clarifies the definition of fair value; and enhances the disclosures on fair value measurement. Prospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant changes to its fair value measurements and related disclosures as a result of this standard.

Reporting Entity

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statement, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, and amendments to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures.

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and special purpose vehicles. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including joint arrangements, associates and special purpose vehicles.

Retrospective application of these standards with relief for certain transactions is effective for fiscal years beginning on or after January 1, 2013, with earlier application permitted if all five standards are collectively adopted. The company is currently assessing the impact of these standards.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits, which revises the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the disclosure requirements for defined benefit plans. Retrospective application of this standard is effective for fiscal years beginning on or after January 1, 2013, with early application permitted. The company does not anticipate significant impacts as a result of these amendments.

4. FIRST-TIME ADOPTION OF IFRS

Effective January 1, 2011, the company began reporting under IFRS, and the accounting policies disclosed in the company's consolidated interim financial statements for the three months ended March 31, 2011 have been applied in preparing the financial statements for the three and six month periods ended June 30, 2011 and 2010, for the year ended December 31, 2010, and in the preparation of the company's opening balance sheet at January 1, 2010 (Transition Date).

In previous years, the company prepared its consolidated financial statements in accordance with Previous GAAP. Reconciliations from Previous GAAP to IFRS for comparative periods are provided on the following pages.

             Suncor Energy Inc.
 056    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Reconciliation of Equity at June 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Assets
Current assets
Cash and cash equivalents	455	—	—	—	455
Accounts receivable	4 579	—	—	—	4 579
Inventories	2 808	—	—	—	2 808
Income taxes receivable	650	—	—	—	650
Deferred income taxes	359	—	(359)	—	—
Assets held for sale (9)	249	2 243	—	(49)	2 443

Total current assets	9 100	2 243	(359)	(49)	10 935
Property, plant and equipment, net (5)(7)(8)(9)(13)	54 229	—	(3 846)	(1 461)	48 922
Exploration and evaluation	—	—	3 846	—	3 846
Other assets	477	—	(227)	—	250
Goodwill	3 201	—	(3 201)	—	—
Goodwill and other intangible assets	—	—	3 428	—	3 428
Deferred income taxes	12	—	16	—	28
Assets of discontinued operations	2 243	(2 243)	—	—	—

Total assets	69 262	—	(343)	(1 510)	67 409

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	2	—	2 307	—	2 309
Current portion of long-term debt	21	—	—	—	21
Accounts payable and accrued liabilities (10)(11)	5 989	—	(616)	110	5 483
Current portion of provisions	—	—	616	—	616
Income taxes payable	1 484	—	—	—	1 484
Deferred income taxes	19	—	(19)	—	—
Liabilities associated with assets held for sale (5)(6)(13)	162	758	—	24	944

Total current liabilities	7 677	758	2 288	134	10 857
Long-term debt (7)	13 609	—	(2 307)	142	11 444
Accrued liabilities and other	3 989	—	(3 989)	—	—
Other long-term liabilities (10)(11)	—	—	1 777	307	2 084
Provisions (5)(6)	—	—	2 212	248	2 460
Deferred income taxes (13)	8 606	—	(324)	(614)	7 668
Liabilities of discontinued operations	758	(758)	—	—	—
Shareholders' equity (5)(6)(7)(8)(9)(10)(11)(12)(13)	34 623	—	—	(1 727)	32 896

Total liabilities and shareholders' equity	69 262	—	(343)	(1 510)	67 409

See footnotes starting on page 60.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    057

Reconciliation of Comprehensive Income for the Three Months Ended June 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	8 610	226	(662)	—	8 174
Less: Royalties	(536)	(3)	539	—	—

Operating revenues, net of royalties	8 074	223	(123)	—	8 174
Other income	175	(3)	115	—	287

	8 249	220	(8)	—	8 461

Expenses
Purchases of crude oil and products	3 946	—	(8)	—	3 938
Operating, selling and general (7)(10)(11)	1 853	50	—	(24)	1 879
Transportation	163	14	—	—	177
Depreciation, depletion, amortization and impairment (5)(7)(8)(9)	1 050	34	—	(54)	1 030
Accretion of asset retirement obligations	45	7	(52)	—	—
Exploration	47	3	—	—	50
Gain on disposal of assets (6)	(4)	(144)	—	(1)	(149)
Project start-up costs	15	—	—	—	15
Financing expenses (income) (5)(7)	478	7	52	(1)	536

	7 593	(29)	(8)	(80)	7 476

Earnings Before Income Taxes	656	249	—	80	985

Provisions for Income Taxes
Current	262	(11)	—	—	251
Deferred (13)	76	98	—	20	194

	338	87	—	20	445

Net Earnings from Continuing Operations	318	162	—	60	540
Net Earnings from Discontinued Operations	162	(162)	—	—	—

Net Earnings	480	—	—	60	540

Other Comprehensive Loss
Foreign currency translation adjustment (10)	(7)	—	8	(1)	—
Foreign currency translation adjustment relating to assets held for sale (6)	—	—	(8)	—	(8)
Actuarial loss on employee retirement benefit plans (10)(13)	—	—	—	(133)	(133)

Other Comprehensive Loss	(7)	—	—	(134)	(141)

Total Comprehensive Income	473	—	—	(74)	399

See footnotes starting on page 60.

             Suncor Energy Inc.
 058    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Reconciliation of Comprehensive Income for the Six Months Ended June 30, 2010

($ millions)	Previous GAAP (1)	Presentation Changes for Discontinued Operations (2)	Other Presentation Changes (3)	IFRS Adjustments (4)	IFRS

Revenues and Other Income
Operating revenues	15 849	596	(1 141)	—	15 304
Less: Royalties	(978)	(33)	1 011	—	—

Operating revenues, net of royalties	14 871	563	(130)	—	15 304
Other income	165	—	123	—	288

	15 036	563	(7)	—	15 592

Expenses
Purchases of crude oil and products	7 374	—	(7)	—	7 367
Operating, selling and general (7)(10)(11)	3 638	122	—	(30)	3 730
Transportation	306	29	—	—	335
Depreciation, depletion, amortization and impairment (5)(7)(8)(9)	1 869	127	—	(118)	1 878
Accretion of asset retirement obligations	88	17	(105)	—	—
Exploration	93	5	—	—	98
Gain on disposal of assets (6)	(28)	(375)	—	(14)	(417)
Project start-up costs	27	—	—	—	27
Financing expenses (income) (5)(7)	288	15	105	(3)	405

	13 655	(60)	(7)	(165)	13 423

Earnings Before Income Taxes	1 381	623	—	165	2 169

Provisions for Income Taxes
Current	430	68	—	—	498
Deferred (13)	169	141	—	42	352

	599	209	—	42	850

Net Earnings from Continuing Operations	782	414	—	123	1 319
Net Earnings from Discontinued Operations	414	(414)	—	—	—

Net Earnings	1 196	—	—	123	1 319

Other Comprehensive Loss
Foreign currency translation adjustment (5)	(442)	—	66	1	(375)
Foreign currency translation adjustment relating to assets held for sale (6)	—	—	(66)	1	(65)
Foreign currency translation reclassified to net earnings (6)	6	—	—	(5)	1
Actuarial loss on employee retirement benefit plans (10)(13)	—	—	—	(217)	(217)

Other Comprehensive Loss	(436)	—	—	(220)	(656)

Total Comprehensive Income	760	—	—	(97)	663

See footnotes starting on page 60.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    059

Explanation of Significant Adjustments

(1)
Represents amounts reported under Previous GAAP. Certain balances have been reclassified to conform to the presentation at December 31, 2010.

  Energy Supply and Trading Activities Income and Expenses have been reclassified to conform to net basis presentation adopted in the second quarter of 2011, with net amounts now recorded in Other Income (see note 5).

(2)
Certain assets held for sale reported as discontinued operations under Previous GAAP are not classified as such under IFRS.

(3)
Represents other presentation changes to comply with IFRS. A description of significant reclassifications is as follows:

•
Exploration and Evaluation assets reported within Property, Plant and Equipment under Previous GAAP are reflected as a separate line under IFRS.

•
Short-term debt instruments supported by a revolving credit facility with a separate lender are classified as Short-Term Debt under IFRS. These short-term debt instruments were classified as Long-Term Debt under Previous GAAP.

•
Liabilities encompassing significant uncertainty in timing or amount are reported as Provisions under IFRS. Under Previous GAAP, these liabilities were classified within Accounts Payable and Accrued Liabilities, and Accrued Liabilities and Other.

  There were no presentation changes made to the Consolidated Statements of Cash Flows.

(4)
Represents the impact on financial statements of transition to IFRS from Previous GAAP, except for presentation changes. The significant adjustments are described below, with the resulting impacts on income taxes described in paragraph (13).

(5)
Decommissioning and Restoration

Under Previous GAAP, increases in the estimated cash flows were discounted using the current credit-adjusted risk-free rate, while downward revisions in the estimated cash flows were discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. Under IFRS, estimated cash flows are discounted using the credit-adjusted risk-free rate that exists at the balance sheet date.

In accordance with IFRS 1, the company elected to remeasure its decommissioning and restoration costs at the Transition Date and has estimated the related asset by discounting the liability to the date in which the liability arose and recalculated the accumulated depreciation, depletion and amortization under IFRS. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Property, plant and equipment, net	—	(668)
Liabilities associated with assets held for sale	—	27
Provisions	—	260
Foreign currency translation	—	1
Retained earnings	—	(956)
Depreciation, depletion, amortization and impairment	(10)	(20)
Financing expenses (income)	(5)	(10)
Foreign currency translation adjustment	—	1

             Suncor Energy Inc.
 060    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(6)
Dispositions

The net carrying values of disposed properties have been adjusted to reflect their respective IFRS adjustments, resulting in revised gains or losses upon disposal of the assets. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Liabilities associated with assets held for sale	—	2
Provisions	—	(12)
Foreign currency translation	—	(4)
Retained earnings	—	14
Gain on disposal of assets	(1)	(14)
Foreign currency translation adjustment relating to assets held for sale	—	1
Foreign currency translation reclassified to net earnings	—	(5)

(7)
Leases

In accordance with IFRS 1, the company elected to evaluate whether certain arrangements contain a lease based on the facts and circumstances existing at Transition Date. Pursuant to such evaluation, the company has accounted for certain arrangements as finance leases under IFRS. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Plant, property and equipment, net	—	102
Long-term debt	—	142
Retained earnings	—	(40)
Depreciation, depletion, amortization and impairment	1	3
Operating, selling and general	(3)	(6)
Financing expenses (income)	4	7

(8)
Derecognition of Assets

Under Previous GAAP, carrying amounts of property, plant and equipment assets were derecognized when no future economic benefits were expected from their use. Under IFRS, this derecognition of assets occurs at the component level. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Property, plant and equipment, net	—	(115)
Retained earnings	—	(115)
Depreciation, depletion, amortization and impairment	3	2

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    061

(9)
Fair Value as Deemed Cost

The company has applied the IFRS 1 election to record certain assets of property, plant and equipment at fair value on the Transition Date. The exemption has been applied to refinery assets located in Eastern Canada and certain natural gas assets in Western Canada. When estimating fair value, market information for similar assets was used, and where market information was not available, management relied on internally generated cash flow models using discount rates specific to the asset and long-term forecasts of commodity prices and refining margins. The aggregate of these fair values was $1.370 billion, resulting in a reduction of the carrying amount of property, plant and equipment of $906 million as at January 1, 2010. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Property, plant and equipment, net	—	(754)
Assets held for sale	—	(49)
Retained earnings	—	(803)
Depreciation, depletion, amortization and impairment	(48)	(103)

(10)
Employee Benefits

Under Previous GAAP, unamortized actuarial gains and losses in respect of the company's defined benefit pension plans were recognized into earnings over the expected average remaining service life of employees. In accordance with IFRS 1, the company has elected to recognize all cumulative actuarial gains and losses directly in Retained Earnings at the Transition Date. Under IFRS, actuarial gains and losses incurred in the period are recorded in Other Comprehensive Income and then transferred directly to Retained Earnings.

Under Previous GAAP, the expense recognition period for other post-retirement benefit plans began on the employee's date of hire. Under IFRS, this period now commences when the employee reaches 45 years of age, the point at which the employee first starts accruing benefits under these plans.

The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Accounts payable and accrued liabilities	—	2
Other long-term liabilities	—	309
Foreign currency translation	—	—
Retained earnings	—	(311)
Operating, selling and general	(5)	(10)
Foreign currency translation adjustment	(1)	—
Actuarial loss on defined benefit pension plans	(178)	(291)

(11)
Share-Based Compensation

Under Previous GAAP, the company recorded obligations for cash-settled share-based compensation plans using the intrinsic value method. Under IFRS, obligations for these same plans are recorded as a liability using the fair value method. For equity-settled share-based compensation plans, the company accrues the cost of employee stock options over the

             Suncor Energy Inc.
 062    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com vesting period using the graded method of amortization rather than the straight-line method, which the company used under Previous GAAP. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Accounts payable and accrued liabilities	—	108
Other long-term liabilities	—	(2)
Contributed surplus	—	6
Retained earnings	—	(112)
Operating, selling and general	(16)	(14)

(12)
Foreign Exchange

In accordance with IFRS 1, the company elected at the Transition Date to transfer all foreign currency translation differences in respect of foreign operations that arose prior to the Transition Date to Retained Earnings. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Foreign currency translation	—	248
Retained earnings	—	(248)

(13)
Income Taxes

The company recognized deferred income taxes primarily in respect of the above changes. The impacts on the financial statements were as follows:

($ millions)	For the three months ended June 30, 2010	As at and for the six months ended June 30, 2010

Property, plant and equipment, net	—	(26)
Liabilities associated with assets held for sale	—	(5)
Deferred income taxes (liability)	—	(614)
Retained earnings	—	593
Deferred income taxes (expense)	20	42
Actuarial loss on defined benefit pension plans	45	74

(14)
Earnings per Common Share

Under Previous GAAP, the dilutive impact of options with tandem stock appreciation rights or cash payment alternatives was not included in the calculation of diluted earnings per share. Under IFRS, these awards are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share calculation if they have a dilutive impact in the period.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    063

The impact on the net earnings amount used in the calculation of diluted earnings per share for the three and six months ended June 30, 2010 can be seen in note 10.

(15)
In addition to the IFRS 1 elections described in this note, the company has also applied the following elections:

•
Business combinations and acquisitions of interests in associates and joint ventures that occurred prior to the Transition Date were not restated in accordance with IFRS. An impairment test of associated goodwill was performed as at the Transition Date and no impairment losses were identified.

•
Borrowing costs capitalized for qualifying projects prior to the Transition Date were not restated for the specific measurement rules required by IFRS.

5. ENERGY SUPPLY AND TRADING ACTIVITIES

During the second quarter of 2011, the company completed a review of its energy supply and trading activities. It was determined that the nature and purpose of transactions previously presented on a gross basis in Energy Supply and Trading Income and Expenses in the Consolidated Statements of Comprehensive Income have evolved such that they are more appropriately reflected through net presentation. Realized and unrealized gains and losses, and the underlying settlement of these contracts, will now be recognized and recorded on a net basis in Other Income.

Prior period comparative figures have been reclassified for comparability with the current period presentation. The impact is as follows:

Change in Consolidated Statements of Comprehensive Income

($ millions, increase/(decrease))	Three months ended June 30, 2010	Six months ended June 30, 2010

Energy supply and trading activities income	(671)	(931)
Other income	114	96
Energy supply and trading activities expenses	(557)	(835)

Net earnings	—	—

6. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

In the first quarter of 2011, the company combined its International and Offshore and Natural Gas segments into one new segment, Exploration and Production. All prior periods have been reclassified to conform to these segment definitions.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

             Suncor Energy Inc.
 064    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

	Three months ended June 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	2 121	2 084	1 366	1 566	6 464	5 122	17	(59)	9 968	8 713
Intersegment revenues	851	541	157	203	98	65	(1 106)	(809)	—	—
Less: Royalties	(161)	(182)	(297)	(357)	—	—	—	—	(458)	(539)

Operating revenues, net of royalties	2 811	2 443	1 226	1 412	6 562	5 187	(1 089)	(868)	9 510	8 174
Other income	6	130	(18)	(1)	7	38	82	120	77	287

	2 817	2 573	1 208	1 411	6 569	5 225	(1 007)	(748)	9 587	8 461

Expenses
Purchases of crude oil and products	559	257	186	109	5 470	4 333	(1 131)	(761)	5 084	3 938
Operating, selling and general	1 253	1 039	184	242	505	543	(8)	55	1 934	1 879
Transportation	94	77	28	62	54	48	5	(10)	181	177
Depreciation, depletion, amortization and impairment	334	449	847	452	112	105	17	24	1 310	1 030
Exploration	8	—	23	50	—	—	—	—	31	50
Loss (gain) on disposal of assets	(6)	2	(50)	(146)	(4)	(6)	—	1	(60)	(149)
Project start-up costs	46	14	—	1	—	—	—	—	46	15
Financing expenses (income)	18	26	25	(2)	(1)	(4)	(22)	516	20	536

	2 306	1 864	1 243	768	6 136	5 019	(1 139)	(175)	8 546	7 476

Earnings (Loss) Before Income Taxes	511	709	(35)	643	433	206	132	(573)	1 041	985
Income taxes	140	175	177	300	120	60	42	(90)	479	445

Net Earnings (Loss)	371	534	(212)	343	313	146	90	(483)	562	540

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    065

	Six months ended June 30
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues and Other Income
Gross revenues	4 280	3 252	2 972	3 184	12 501	9 854	26	25	19 779	16 315
Intersegment revenues	1 891	1 168	366	416	140	151	(2 397)	(1 735)	—	—
Less: Royalties	(284)	(252)	(729)	(759)	—	—	—	—	(1 013)	(1 011)

Operating revenues, net of royalties	5 887	4 168	2 609	2 841	12 641	10 005	(2 371)	(1 710)	18 766	15 304
Other income	7	305	(15)	1	44	30	173	(48)	209	288

	5 894	4 473	2 594	2 842	12 685	10 035	(2 198)	(1 758)	18 975	15 592

Expenses
Purchases of crude oil and products	923	502	306	163	10 005	8 269	(2 343)	(1 567)	8 891	7 367
Operating, selling and general	2 573	2 201	420	433	1 080	1 048	152	48	4 225	3 730
Transportation	174	140	60	118	113	93	(4)	(16)	343	335
Depreciation, depletion, amortization and impairment	645	708	1 201	922	214	214	35	34	2 095	1 878
Exploration	48	5	41	93	—	—	—	—	89	98
Loss (gain) on disposal of assets	106	11	96	(426)	(10)	(3)	(1)	1	191	(417)
Project start-up costs	83	24	—	3	—	—	—	—	83	27
Financing expenses (income)	36	52	50	21	5	1	(120)	331	(29)	405

	4 588	3 643	2 174	1 327	11 407	9 622	(2 281)	(1 169)	15 888	13 423

Earnings (Loss) Before Income Taxes	1 306	830	420	1 515	1 278	413	83	(589)	3 087	2 169
Income taxes	330	207	818	644	338	120	11	(121)	1 497	850

Net Earnings (Loss)	976	623	(398)	871	940	293	72	(468)	1 590	1 319

Total Assets ($ millions)	June 30 2011	Dec 31 2010

Oil Sands	39 723	39 382
Exploration and Production	13 714	15 899
Refining and Marketing	12 586	11 292
Corporate, Energy Trading and Eliminations	3 320	2 034

Total	69 343	68 607

             Suncor Energy Inc.
 066    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

7. ASSET IMPAIRMENT

In the second quarter of 2011, the company recognized impairment losses of $514 million related to Libyan assets in its Exploration and Production business.

Production in Libya has been shut-in due to political violence. As there was no resolution of the political situation by the end of the second quarter, an impairment test on the company's Libyan assets was performed.

The recoverable amount was determined using value-in-use methodology. The company used an expected cash flow approach based on 2010 year-end reserves data updated for current price forecasts, with three scenarios representing i) resumption of normal operations after one year, ii) resumption of normal operations after two years, and iii) total loss. These scenarios were probability-weighted based on the company's best estimates, and present valued using a risk-adjusted discount rate of 17%. The two scenarios where the company resumes production incorporate rebuilding costs.

The remaining carrying value of the company's net assets in Libya at June 30, 2011 was approximately $400 million.

The impairment losses have been recorded as part of Depreciation, Depletion, Amortization and Impairment expense in the Consolidated Statements of Comprehensive Income, and charged against Property, Plant and Equipment ($259 million), Exploration and Evaluation assets ($211 million), and Inventories ($44 million) in the Consolidated Balance Sheets.

8. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense (recovery) recorded for all plans within Operating, Selling and General expense in the Consolidated Statements of Comprehensive Income.

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Share-based compensation expense for equity-settled plans	19	13	61	25
Share-based compensation expense (recovery) for cash-settled plans	(117)	(13)	111	(63)

Total share-based compensation expense (recovery)	(98)	—	172	(38)

9. FINANCING EXPENSES (INCOME)

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Interest on debt	171	170	332	357
Capitalized interest	(152)	(62)	(252)	(138)

Interest expense	19	108	80	219
Accretion of liabilities	45	48	83	96
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	(62)	376	(248)	116
Other foreign exchange loss (gain)	18	4	56	(26)

Total financing expenses (income)	20	536	(29)	405

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    067

10. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Net earnings	562	540	1 590	1 319

(millions of common shares)
Weighted-average number of common shares	1 574	1 562	1 572	1 561
Dilutive securities:
Effect of share options	13	14	14	14

Weighted-average number of diluted common shares	1 587	1 576	1 586	1 575

(dollars per common share)
Basic earnings per share	0.36	0.35	1.01	0.84
Diluted earnings per share	0.31	0.34	0.99	0.80

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

Accounting for these awards as equity-settled was determined to have the most dilutive impact for the three and six months ended June 30, 2011 and 2010. As a result, a reduction to net earnings for the three months ended June 30, 2011 of $65 million (2010 – $13 million) and for the six months ended June 30, 2011 of $14 million (2010 – $60 million) was made in the diluted earnings per share calculation to account for these awards as if they were equity-settled plans.

11. ASSETS HELD FOR SALE

During 2011 and 2010, the company divested certain non-core assets as part of its continuing strategic alignment.

In the first quarter of 2011, the company completed the sale of certain non-core U.K. offshore assets for net proceeds of £90 million (Cdn$140 million) after closing adjustments.

In the second quarter of 2011, the company completed the sale of certain non-core assets located in northern Alberta and northeast British Columbia for net proceeds of $92 million.

On June 14, 2011, the company entered into an agreement to sell certain non-core assets in northern Alberta. The sale is expected to close in the third quarter of 2011 and is subject to closing conditions and regulatory approvals typical of transactions of this nature.

At June 30, 2011, the company classified certain non-core natural gas properties located in Western Canada as assets held for sale.

             Suncor Energy Inc.
 068    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The assets and liabilities classified as held for sale are as follows:

($ millions)	June 30 2011	December 31 2010

Assets
Current assets	2	98
Property, plant and equipment, net	54	635
Exploration and evaluation	1	29

Total assets	57	762

Liabilities
Current liabilities	1	98
Provisions	9	311
Deferred income taxes	—	177

Total liabilities	10	586

During 2010, the company completed the sale of a number of non-core North American oil and gas properties for net proceeds of approximately $1.7 billion. The company also completed the disposition of certain international operations, including its shares in Petro-Canada Netherlands BV, assets in Trinidad and Tobago, and certain U.K. offshore assets, for net proceeds of approximately $900 million.

12. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amounts of the company's goodwill and other intangible assets are as follows:

	Oil Sands	Refining and Marketing
($ millions)	Goodwill	Goodwill	Brand name	Customer lists	Total

At January 1, 2010	3 019	182	166	66	3 433
Amortization	—	—	—	(11)	(11)

At December 31, 2010	3 019	182	166	55	3 422
Derecognition of goodwill (note 14)	(267)	(8)	—	—	(275)
Amortization	—	—	—	(6)	(6)

At June 30, 2011	2 752	174	166	49	3 141

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    069

13. INCOME TAXES

	Three months ended June 30		Six months ended June 30
($ millions)	2011	2010	2011	2010

Provision for (recovery of) income taxes:
Current:
Canada	21	13	40	16
Foreign	145	238	542	482
Deferred:
Canada	318	180	674	351
Foreign	(5)	14	241	1

Total provision for income taxes	479	445	1 497	850

In March 2011, the U.K. government substantively enacted a 12% increase in the supplementary charge on U.K. oil and gas profits. Accordingly, for the six months ended June 30, 2011 the company recognized an increase in deferred tax expense of $442 million related to the revaluation of deferred income tax balances.

14. JOINT VENTURE WITH TOTAL

In March 2011, Suncor closed the previously announced transaction to enter into a joint venture with Total E&P Canada Ltd. (Total). The two companies plan to develop the Fort Hills and Joslyn oil sands mining projects together with the other project partners, and restart the construction of the Voyageur upgrader.

As a result of this transaction, Suncor acquired a 36.75% interest in Joslyn for consideration of $842 million after closing adjustments. Total acquired a 49% interest in Voyageur, a 19.2% increase in its interest in Fort Hills (reducing Suncor's interest from 60% to 40.8%), and rights to proprietary mining technology, for cash consideration of $2.662 billion after closing adjustments.

Overall, Suncor recognized a loss of $112 million related to the disposition of its interests in Voyageur and Fort Hills and the technology sale. The loss included the derecognition of $267 million of goodwill associated with the disposed interests in Fort Hills and Voyageur.

             Suncor Energy Inc.
 070    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary
(unaudited)

	Three months ended					Six months ended		Twelve months ended
Oil Sands	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	June 30 2011	June 30 2010	Dec 31 2010

Production (mbbls/d)
Total production (excluding Syncrude)	243.4	322.1	325.9	306.6	295.5	282.5	249.3	283.0
Firebag (mbbls/d of bitumen)	56.4	55.2	52.9	50.4	55.7	55.8	55.7	53.6
MacKay River (mbbls/d of bitumen)	29.4	32.1	32.9	28.8	32.5	30.7	32.1	31.5
Syncrude	33.8	38.5	37.9	31.7	38.9	36.1	35.6	35.2
Sales (mbbls/d) (excluding Syncrude)
Light sweet crude oil	50.5	101.0	84.5	84.5	99.0	75.6	80.1	82.3
Diesel	11.5	18.5	12.2	25.8	30.7	15.0	21.8	20.4
Light sour crude oil	146.8	183.0	189.8	165.8	143.1	164.8	112.0	145.2
Bitumen	34.0	23.7	24.9	21.2	37.4	28.9	39.9	31.4

Total sales	242.8	326.2	311.4	297.3	310.2	284.3	253.8	279.3

Average sales price (1) (dollars per barrel) (excluding Syncrude)
Light sweet crude oil*	107.96	90.47	83.02	75.49	77.55	96.28	78.79	79.03
Other (diesel, light sour crude oil and bitumen)*	85.98	79.05	70.29	66.39	68.53	82.29	68.92	68.63
Total*	90.56	82.59	73.75	68.97	71.41	86.01	72.04	71.69
Total	90.56	82.59	70.95	67.53	69.79	86.01	69.95	69.58

Syncrude average sales price (1) (dollars per barrel)	111.86	93.33	84.40	78.83	77.32	102.03	80.26	80.93

Operating costs – Total operations (excluding Syncrude) (dollars per barrel)
Cash costs	46.25	33.60	34.35	32.15	31.45	39.10	37.40	35.05
Natural gas	2.95	2.55	2.30	1.10	3.55	2.75	4.30	2.85
Imported diluent**	1.80	—	0.05	0.05	0.70	0.75	1.60	0.75

Cash operating costs (2)	51.00	36.15	36.70	33.30	35.70	42.60	43.30	38.65
Project start-up costs	2.05	1.30	0.95	0.70	0.55	1.60	0.55	0.70

Total cash operating costs (3)	53.05	37.45	37.65	34.00	36.25	44.20	43.85	39.35
Depreciation, depletion and amortization	13.10	8.30	9.15	8.90	15.15	10.40	13.90	11.15

Total operating costs (4)	66.15	45.75	46.80	42.90	51.40	54.60	57.75	50.50

Operating costs – Syncrude*** (dollars per barrel)
Cash costs	37.40	35.30	32.85	39.20	28.75	36.25	33.65	34.70
Natural gas	3.15	3.40	3.05	2.75	2.85	3.30	3.60	3.25

Cash operating costs (2)	40.55	38.70	35.90	41.95	31.60	39.55	37.25	37.95
Project start-up costs	—	—	—	—	—	—	—	—

Total cash operating costs (3)	40.55	38.70	35.90	41.95	31.60	39.55	37.25	37.95
Depreciation, depletion and amortization	14.10	20.25	12.55	14.85	11.35	17.35	12.40	13.00

Total operating costs (4)	54.65	58.95	48.45	56.80	42.95	56.90	49.65	50.95

Operating costs – In situ bitumen production only (dollars per barrel)
Cash costs	18.50	16.60	16.50	17.15	13.65	17.55	13.00	14.85
Natural gas	5.65	5.40	4.80	5.25	5.05	5.55	6.05	5.55

Cash operating costs (5)	24.15	22.00	21.30	22.40	18.70	23.10	19.05	20.40
Project start-up costs	5.20	4.20	3.35	2.50	1.45	4.70	1.20	2.05

Total cash operating costs (6)	29.35	26.20	24.65	24.90	20.15	27.80	20.25	22.45
Depreciation, depletion and amortization	6.30	5.65	5.55	5.90	4.70	5.95	4.85	5.30

Total operating costs (7)	35.65	31.85	30.20	30.80	24.85	33.75	25.10	27.75

Footnotes and definitions, see page 75.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    071

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Six months ended		Twelve months ended
Exploration and Production	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	June 30 2011	June 30 2010	Dec 31 2010

Total Production (mboe/d)	182.8	240.7	261.8	297.2	299.5	211.5	314.7	296.9

North America Onshore
Production
Natural gas (mmcf/d)	370	379	407	500	536	375	592	522
Natural gas liquids and crude oil (mbbls/d)	5.3	5.4	5.1	7.6	8.3	5.3	11.1	8.8
Total production (mmcfe/d)	402	411	438	546	586	406	659	575

Average sales price (1)
Natural gas (dollars per mcf)	3.75	3.72	3.38	3.71	3.46	3.73	4.48	4.04
Natural gas liquids and crude oil (dollars per barrel)	88.90	77.85	71.02	60.16	72.73	83.37	68.50	67.06

East Coast Canada
Production (mbbls/d)
Terra Nova	14.4	16.9	19.0	17.2	27.2	15.7	28.4	23.2
Hibernia	32.1	29.2	30.9	32.3	30.1	30.6	30.2	30.9
White Rose	18.5	18.9	13.0	16.8	13.3	18.7	14.0	14.5

	65.0	65.0	62.9	66.3	70.6	65.0	72.6	68.6

Average sales price (1) (dollars per barrel)	112.19	104.01	87.12	78.78	76.88	108.12	77.80	80.20

International
Production (mboe/d)
North Sea
Buzzard	32.7	50.3	55.6	58.6	49.3	41.5	53.9	55.5
Other North Sea	—	15.4	18.7	25.2	22.7	7.6	25.2	23.5
Other International
Libya	—	24.1	34.7	35.4	35.4	12.0	35.4	35.2
Syria	18.1	17.4	16.9	16.5	12.8	17.7	6.4	11.6
Trinidad and Tobago	—	—	—	4.2	11.1	—	11.4	6.7

	50.8	107.2	125.9	139.9	131.3	78.8	132.3	132.5

Average sales price (1) (dollars per boe)
Buzzard	113.24	94.12	85.46	75.60	78.57	101.70	75.22	77.91
Other North Sea	—	111.88	82.77	79.40	72.01	111.88	74.19	78.16
Other International	91.42	91.92	83.06	70.22	64.98	91.77	64.24	70.39

Footnotes and definitions, see page 75.

             Suncor Energy Inc.
 072    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Six months ended		Twelve months ended
Refining and Marketing	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	June 30 2011	June 30 2010	Dec 31 2010

Eastern North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	20.9	21.1	22.9	22.5	22.5	21.0	21.7	22.2
Distillate	12.8	13.4	13.7	11.7	12.5	13.0	12.4	12.4

Total transportation fuel sales	33.7	34.5	36.6	34.2	35.0	34.0	34.1	34.6
Petrochemicals	2.2	2.3	2.4	2.5	2.8	2.2	2.5	2.5
Asphalt	2.2	1.7	2.4	3.7	3.0	2.0	2.4	2.7
Other	6.2	6.1	5.3	6.0	6.0	6.2	5.1	5.5

Total refined product sales	44.3	44.6	46.7	46.4	46.8	44.4	44.1	45.3

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	31.9	33.1	29.7	30.7	30.6	32.5	30.8	30.5
Utilization of refining capacity (%)	94	97	87	90	90	95	90	89

Western North America
Refined product sales (thousands of m3/d)
Transportation fuels
Gasoline	18.6	17.0	18.3	19.9	19.2	17.8	18.7	18.9
Distillate	17.9	20.8	23.2	17.4	16.3	19.4	16.6	18.5

Total transportation fuel sales	36.5	37.8	41.5	37.3	35.5	37.2	35.3	37.4
Asphalt	1.2	0.5	0.9	1.5	1.5	0.9	1.4	1.3
Other	1.9	2.0	2.0	3.7	5.2	1.9	4.8	3.8

Total refined product sales	39.6	40.3	44.4	42.5	42.2	40.0	41.5	42.5

Crude oil supply and refining
Processed at refineries (thousands of m3/d)	27.0	35.3	36.5	36.6	31.7	31.1	32.6	34.6
Utilization of refining capacity (%)	75	97	101	101	87	86	90	95

Footnotes and definitions, see page 75.

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    073

Quarterly Operating Summary (continued)
 (unaudited)

	Three months ended					Six months ended		Twelve months ended
Netbacks	June 30 2011	Mar 31 2011	Dec 31 2010	Sept 30 2010	June 30 2010	June 30 2011	June 30 2010	Dec 31 2010

North America Onshore (dollars per mcfe)
Average price realized (8)	5.15	4.72	4.47	4.63	4.94	4.94	5.69	5.21
Royalties	(0.54)	(0.44)	(0.44)	(0.54)	(0.12)	(0.49)	(0.61)	(0.56)
Transportation costs	(0.25)	(0.20)	(0.32)	(1.04)	(0.55)	(0.23)	(0.44)	(0.56)
Operating costs	(1.35)	(1.49)	(1.72)	(1.44)	(1.45)	(1.42)	(1.39)	(1.47)

Operating netback	3.01	2.59	1.99	1.61	2.82	2.80	3.25	2.62

East Coast Canada (dollars per barrel)
Average price realized (8)	114.23	105.84	89.35	81.06	78.99	110.05	79.92	82.38
Royalties	(34.99)	(32.04)	(29.17)	(25.49)	(28.45)	(33.52)	(28.62)	(27.99)
Transportation costs	(2.04)	(1.83)	(2.23)	(2.28)	(2.11)	(1.93)	(2.12)	(2.18)
Operating costs	(7.26)	(8.14)	(7.57)	(6.80)	(6.08)	(7.70)	(6.66)	(6.68)

Operating netback	69.94	63.83	50.38	46.49	42.35	66.90	42.52	45.53

North Sea – Buzzard (dollars per barrel)
Average price realized (8)	115.21	96.09	87.30	77.43	80.35	103.67	77.03	79.73
Transportation costs	(1.97)	(1.97)	(1.84)	(1.83)	(1.78)	(1.97)	(1.81)	(1.82)
Operating costs	(6.66)	(3.50)	(2.80)	(2.90)	(3.57)	(4.75)	(3.31)	(3.07)

Operating netback	106.58	90.62	82.66	72.70	75.00	96.95	71.91	74.84

Other North Sea (dollars per boe)
Average price realized (8)	—	114.25	85.73	81.13	75.47	114.25	77.41	80.86
Transportation costs	—	(2.37)	(2.96)	(1.73)	(3.46)	(2.37)	(3.22)	(2.70)
Operating costs	—	(19.60)	(16.45)	(13.59)	(21.00)	(19.60)	(16.49)	(15.60)

Operating netback	—	92.28	66.32	65.81	51.01	92.28	57.70	62.56

Other International (dollars per boe)
Average price realized (8)	91.67	92.28	82.74	70.54	65.36	92.09	64.63	70.59
Royalties	(41.35)	(64.12)	(18.37)	(30.30)	(30.06)	(58.90)	(32.70)	(30.67)
Transportation costs	(0.25)	(0.36)	0.32	(0.32)	(0.38)	(0.32)	(0.39)	(0.20)
Operating costs	(8.48)	(5.21)	(6.38)	(4.49)	(6.85)	(6.19)	(4.87)	(5.13)

Operating netback	41.59	22.59	58.31	35.43	28.07	26.68	26.67	34.59

Footnotes and definitions, see page 75.

             Suncor Energy Inc.
 074    2011 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Quarterly Operating Summary (continued)

Non-GAAP Financial Measures

Certain financial measures referred to in the Quarterly Operating Summary are not prescribed by Canadian generally accepted accounting principles (GAAP). Suncor includes cash and total operating costs per barrel and netback data because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Definitions

(1) Average sales price	–	This operating statistic is calculated before royalties (where applicable) and net of related transportation costs.
(2) Cash operating costs	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes), accretion expense and the cost of bitumen imported from third parties. Per barrel amounts are based on total production volumes. For a reconciliation of this non-GAAP financial measure see Management's Discussion and Analysis.
(3) Total cash operating costs	–	Include cash operating costs – Total operations as defined above and cash start-up costs. Per barrel amounts are based on total production volumes.
(4) Total operating costs	–	Include total cash operating costs – Total operations as defined above and non-cash operating costs. Per barrel amounts are based on total production volumes.
(5) Cash operating costs – In situ bitumen production	–	Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes) and accretion expense. Per barrel amounts are based on in situ production volumes only.
(6) Total cash operating costs – In situ bitumen production	–	Include cash operating costs – In situ bitumen production as defined above and cash start-up operating costs. Per barrel amounts are based on in situ production volumes only.
(7) Total operating costs – In situ bitumen production	–	Include total cash operating costs – In situ bitumen production as defined above and non-cash operating costs. Per barrel amounts are based on in situ production volumes only.
(8) Average price realized	–	This operating statistic is calculated before transportation costs and royalties and excludes the impact of hedging activities.

Explanatory Notes

*	Excludes the impact of realized hedging activities.
**	Cash operating costs include the cost of purchased diluent required to facilitate the delivery of bitumen via pipeline. Under normal operating conditions diluent requirements are satisfied with internal production.
***	Users are cautioned that the Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's own cash costs per barrel excluding Syncrude) due to differing treatments for operating and capital costs among producers.

 Abbreviations

mbbls/d	– thousands of barrels per day
mcf	– thousands of cubic feet
mcfe	– thousands of cubic feet equivalent
mmcf/d	– millions of cubic feet per day
mmcfe/d	– millions of cubic feet equivalent per day
boe	– barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
m 3/d	– cubic metres per day

Metric conversion

Crude oil, refined products, etc.	1m [3] (cubic metre) = approx. 6.29 barrels

Suncor Energy Inc.
                                                                                                                                       2011 Second Quarter    075

P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada  T2P 3E3
tel: (403) 296-8000  fax: (403) 296-3030  info@suncor.com  www.suncor.com

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Exhibit 99.1 Second Quarter 2011 Report to Shareholders for the period ended June 30, 2011